# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EightyTwenty Real Estate Holdings, LLC
PO Box 2410
Rockwall, TX 75087
https://www.hgsplyco.com/

Up to $4,000,000.00 in Series A Units at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: EightyTwenty Real Estate Holdings, LLC
Address: PO Box 2410, Rockwall, TX 75087
State of Incorporation: TX
Date Incorporated: April 03, 2015

## Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Series A Units
Offering Maximum: $4,000,000.00 | 4,000,000 shares of Series A Units
Type of Security Offered: Series A Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

### FORWARD-LOOKING INFORMATION LEGEND

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

### Investment Incentives and Bonuses*

Loyalty Bonus: All investors will join the Founders Club, UNCO's investor only loyalty program, and will receive the below:

Receive 1 point for every $5 invested. For example, invest $5,000 and receive 1,000 points redeemable for $100 in food and beverage credits at any UNCO location.

Earn 1 point for every $1 spent at any UNCO location, redeemable in 250-point increments ($25)

Receive invitations to VIP events

Learn more and hear from members by visiting: unco.com/foundersclub

### Time-Based Perks

Eat Free for 2025 - $25k+ in first 7 days - The iconic perk from our HG Alliance crowdfunding campaign is back! Invest $25,000+ in the first 7 days ($50k thereafter) and eat free at any HG Sply Co location during 2025. One entrée for lunch or dinner each day for all of 2025, on-premise only. Rockwall locals can elect to use this perk at Standard Service Heath. Begins when the funding round closes.

### Amount-Based Perks

Tier 1 | $500+ - Invest $500+ and receive a membership to UNCO Founders Club and an invitation to the Founders-only Launch Party.

Tier 2 | $10k+ - Invest $10,000+ and receive the Tier 1 perks + limited-edition HG Founders swag.

Tier 3 | $25k+ - Invest $25,000+ and receive Tier 2 perks + one free order of HG Chips and Queso for the table on every visit to any HG for life.

Tier 4 | $50k+ - Invest $50,000+ and receive Tier 3 perks + access to real-time sales information on your phone.

Tier 5 | $100k+ - Invest $100,000+ and receive Tier 4 perks + your name emblazoned in a unique design feature within HG Rockwall.

Tier 6 | $250k+ - Invest $250,000+ and receive Tier 5 perks + the first floor bar named after you and your name immortalized with a custom neon at the bar. If there are multiple investors at this threshold, the first investor will receive the bar naming rights and others will receive placement on the bartop.

Tier 7 | $500k+ - Invest $500,000+ and receive Tier 5 perks + prime parking spot reserved in your name for life.

Tier 8 | $1M+ - Invest $1,000,000+ and receive Tier 5 perks + the rooftop bar named after you and your name immortalized with a custom neon at the bar. If there are multiple investors at this threshold, the first investor will receive the bar naming rights and others will receive placement on the bar top.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

HG SPLY CO. by EightyTwenty Real Estate Holdings, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine unitholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 units of Series A Units at $1.00 / unit, you will receive 110 units of Series A Units, meaning you'll own 110 units for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Company Overview

HG Sply Co. - Rockwall, part of the UNCO family of brands, is a restaurant concept dedicated to health-conscious dining with an emphasis on wholesome food, camaraderie, and vibrant community experiences. Founded in 2013, HG Sply Co. has established itself as a trusted destination for nutritious, flavorful meals and sessionable beverages, tailored to meet a variety of dietary preferences. Currently operating four proven locations in the Dallas-Fort Worth (DFW) area, HG Sply Co. continues to innovate with initiatives like macro-friendly plates and clean ingredient standards, solidifying its role as a pioneer in health-forward dining.

Corporate Structure Disclosure

EightyTwenty Real Estate Holdings, LLC is a real estate holding company established to own the property for one location of the HG SPLY CO. restaurant brand. The funds raised in this offering will be used to support the development and opening of a new HG SPLY CO. location in Rockwall, TX. While HG SPLY CO. is part of UNCO, which owns and operates six restaurant brands, there is no guarantee that UNCO or any affiliated entities will provide financial or operational support to EightyTwenty Real Estate Holdings, LLC. This offering is solely for investing in a future planned HG SPLY CO. location in Rockwall, TX. While the offering materials may reference the HG SPLY CO. brand, its parent company UNCO, and its five other restaurant brands, these references are for context only, and investors should understand that this investment is limited to a single new location and does not include ownership or interest in any other locations, brands, or entities.

Business Model

HG Sply Co. - Rockwall combines a vertically integrated restaurant and real estate ownership model, supporting profitability through operational efficiency and prime market placement. The model is complemented by a crowdfunding approach, engaging community investors who benefit from revenue-sharing notes and loyalty perks. This structure not only secures financing but also fosters a loyal customer base.

Intellectual Property

HG Sply Co.'s intellectual property revolves around its proprietary menu designs, unique branding, and specialized operational practices. Emphasizing macro-friendly food options, seed oil-free cooking, and low-alcohol beverages, HG Sply Co. delivers a distinct customer experience that meets modern health trends. Additionally, the brand's visual identity, marketing strategies, and community engagement initiatives form the core of its intellectual property, protecting its competitive edge in the growing health-conscious dining market.

The Company licenses the intellectual property rights in connection with the HG Sply Co. brand name from an affiliated company, which has a different ownership structure than the Company, which may present certain conflicts of interest. The Company does not have an ownership interest in the HG Sply Co. intellectual property. The Company's intellectual property is material to conducting business.

### Competitors and Industry

### Competitors

HG Sply Co. operates in a competitive landscape that includes regional and national dining establishments such as Mi Cocina, Saltgrass, and Gloria's. While these brands cater to varied demographics, HG Sply Co.'s niche focus on health-conscious dining and community-oriented operations distinguishes it from its competitors. In the Rockwall market specifically, its direct competitors include established names like Standard Service, owned by UNCO, and Zanata, but HG's emphasis on innovative food practices and a unique dining atmosphere positions it as a leader in the segment.

### Industry

The dining and hospitality industry is undergoing a shift towards health-conscious and sustainable dining options, driven by consumer demand for transparency and quality in food. Within this context, HG Sply Co. occupies a unique position, offering customizable, nutrition-focused meals in an energetic environment. The industry is also seeing growth in crowdfunding and community-based financing models, a trend HG has leveraged successfully in its Alliance expansion.

### Current Stage and Roadmap

### Current Stage

HG SPLY CO. currently operates four locations, with plans to develop a fifth location in Rockwall, TX, pending successful capitalization and development milestones. The Rockwall project is targeted for completion in Q4 2026. The HG SPLY CO. brand operates under UNCO, a hospitality group with a portfolio of six restaurant brands. The team has implemented an operational infrastructure designed to support the opening of new locations. Please note that this offering is for one HG Sply Co. future location in Rockwall, TX only.

### Future Roadmap

The HG SPLY CO. brand plans to expand within the Dallas-Fort Worth (DFW) market over the next several years. While the company aspires to increase its presence, including potential future initiatives such as expanded menu options and investor loyalty programs, there is no guarantee these goals will be achieved, nor that the success of existing locations will translate to future locations, including the planned Rockwall, TX restaurant. All forward-looking statements are based on current expectations and are subject to risks and uncertainties, including market conditions, operational challenges, and changes in consumer behavior.

## The Team

### Managers

### Name: Sameer Patel

Sameer Patel's current primary role is with UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO"). Sameer Patel currently services 12 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO, Manager, Principal Accounting Officer
  Dates of Service: April, 2019 - Present
  Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders. Sameer does not receive compensation and indirectly owns 37.5% of the raising entity through Unco Ultimate Holdings, LP. Elias and Sameer, the co-CEOs of the Issuer, are also the owners of UNCO, the parent company of HG SPLY CO. and five other restaurant brands, which is their principal occupation and through which they receive their salaries. They plan to dedicate 20-25% of their time to the Rockwall project during its early stages, increasing as the project

progresses, with Elias devoting up to 90% of his time during the construction and opening phases. On an ongoing basis, they allocate 50-60% of their time to the HG SPLY CO. brand, including the Rockwall location. Sameer and Elias are paid a salary by Unco Ultimate Holdings, LP. They will not be paid a salary from EightyTwenty Hospitality, LLC.

Other business experience in the past three years:

- Employer: UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO")
  Title: Co-CEO
  Dates of Service: April, 2019 - Present
  Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders.

Name: Elias Pope

Elias Pope's current primary role is with UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO"). Elias Pope currently services 12 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO, Manager
  Dates of Service: April, 2015 - Present
  Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders. Elias does not receive compensation and indirectly owns 37.5% of the raising entity through Unco Ultimate Holdings, LP. Please refer to the time commitment information disclosed in Sameer's information which applies to Elias.

Other business experience in the past three years:

- Employer: UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO")
  Title: Co-CEO
  Dates of Service: January, 2013 - Present
  Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders.

# Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series A Units in the amount of up to $3,999,996 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational location or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series A Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Single Location
The Company will only have an ownership interest in the operations of the HG Sply Co restaurant located in Rockwall, Texas. The Company will not have any ownership or other beneficial or financial interest in any other HG Sply Co. location or in the brand in general, including any intellectual property.

Risks Related to Alcohol Sale and Service Compliance
The Company is subject to stringent federal, state, and local regulations governing the sale and service of alcoholic beverages. These regulations cover various aspects of operations, including the minimum age of employees and guests, hours of operation, advertising, purchasing, storage, and compliance with "dram shop" laws, which may impose liability if the Company serves alcohol to an intoxicated person who causes harm to others. Failure to obtain or maintain required licenses or permits, or to comply with applicable laws, could result in investigations, fines, delays in opening new locations, or even suspension of operations. Additionally, any negative publicity arising from allegations of noncompliance could harm the Company's reputation and operations, regardless of the validity of the claims. A judgment under "dram shop" laws could exceed the Company's liability insurance coverage and materially impact its financial performance. The inability to secure insurance coverage at a reasonable cost could further adversely affect operations. While the Company endeavors to ensure strict compliance with all regulations, there is no guarantee that future incidents or allegations will not occur, potentially resulting in reputational harm, financial penalties, or other adverse consequences.

Operating Agreement
Your rights, benefits, and obligations as an investor will be governed by the Amended and Restated Limited Liability Company Agreement of EightyTwenty Real Estate Holdings, LLC. You should review this document to ensure you understand the terms of your investment.

Food Safety Risks
The Company considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Company's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Company's store or those of competitors, could harm customers and otherwise result in negative publicity about the Company or the products the Company serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Company could be forced to temporarily close. In addition, the Company may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations. A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Company, regardless of the quality and safety of products offered by the Company.

Development Risk
The Company's dependence on development exposes the Company to timing, budgeting, and other risks. New project development has a number of risks, including risks associated with: • construction delays or cost overruns that may increase project costs; • receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Company will be issued; • development costs incurred for projects that are not pursued to

completion; • so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; • defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; • ability to raise capital; and • governmental restrictions on the nature or size of a project or timing of completion.

## Real Estate Risks

The Company owns the property in Rockwall, Texas, where the business will operate. While ownership may mitigate certain risks associated with leasing, it introduces other significant risks. The Company currently has a loan secured by the property and intends to obtain additional construction financing under terms that have not yet been finalized. If the Company is unable to secure favorable terms for the construction loan, it may experience delays or cost overruns in completing the buildout of the property, which could materially and adversely affect the Company's ability to commence or sustain operations. Additionally, the Company depends on cash flow from operations to service its existing property loan and any additional debt incurred. If the Company does not generate sufficient cash flow or access sufficient funds from other sources, it may default on its loan obligations, which could lead to foreclosure on the property. Any foreclosure would likely have a material adverse effect on the Company's financial condition and its ability to operate the restaurant. The Company also faces risks related to owning real estate, including potential fluctuations in property value due to changes in the local real estate market, economic conditions, or demographic shifts. Furthermore, unexpected maintenance, repairs, or environmental compliance issues could result in significant unplanned expenses. Should the Company experience adverse changes in the economic environment or unforeseen challenges in developing or operating the property, it may not achieve profitability or sustain operations at the Rockwall location.

## Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in Texas similar to the Company, including operations utilizing the brand associated with the Company. Such other businesses will be owned by entities other than the Company, which may not have an identity of ownership interest with the Company. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Company's operations and on the Company due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Company for profits derived from such other such activities.

## Cash on Hand

As of December 31, 2024, EightyTwenty Real Estate Holdings, LLC, the issuer conducting this offering, holds $75 in cash. EightyTwenty Real Estate Holdings, LLC is a real estate holding company established to own the property for one location of the HG SPLY CO. restaurant brand. The funds raised in this offering will be used to support the development and opening of a new HG SPLY CO. location in Rockwall, TX. While HG SPLY CO. is part of UNCO, which owns and operates six restaurant brands, there is no guarantee that UNCO or any affiliated entities will provide financial or operational support to EightyTwenty Real Estate Holdings, LLC. Investors should carefully evaluate the limited cash position of the issuer and its ability to achieve the stated objectives of this offering.

The Co-Chief Executive Officers currently divide their time between the Issuer and other business interests.
Elias and Sameer, the co-CEOs of the Issuer, are also the owners and managers of UNCO, the parent company of HG SPLY CO. and five other restaurant brands. Although they intend to devote increasing amounts of time to the Issuer as the Rockwall project progresses, they currently estimate spending 20-25% of their time on the Issuer during the initial capital raise, debt financing, and design phases. During construction and the opening months, Elias is expected to spend up to 90% of his time on the Issuer. While the co-CEOs spend approximately 50-60% of their time on the HG SPLY CO. brand, investors should be aware of the risks associated with investing in a company whose executives are not dedicating 100% of their time to the Issuer's operations.

# Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Member Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Unco RE Holdings, LLC (Owned and Managed by Sameer Patel and Elias Pope) | 2,000,000 | Common Units | 100.0% |

## The Company's Securities

The Company has authorized Common Units, and Series A Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,000,000 of Series A Units.

Common Units

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per Common Unit.

Material Rights

There are no material rights associated with Common Units.

Series A Units

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

There are no voting rights associated with Series A Units.

Material Rights

Transfers of Interests

No Member shall (i) make or suffer any Transfer any of its Units, or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Manager. In the event a Member requests consent to Transfer any of their Interests, whether to a third party or by operation of law (including but not limited to transfers to heirs, successors, or assigns upon death or incapacity), the Company shall have a right of first refusal to purchase such Interests. Further, any Transfer will be subject to the restrictions under 17 C.F.R. § 227.501(a). The transferring Member, or their representative, must provide written notice to the Manager of the requested Transfer, including all relevant terms or identifying information of the transferee, as applicable. The Company shall have thirty (30) days from receipt of such notice to (i) approve of such Transfer, (ii) deny such Transfer, or (iii) elect to purchase the Interests on the same terms or at fair market value, as determined in good faith by the Manager if no terms are specified; provided that if the Company does not respond within such 30-day period, the Company will be deemed to have denied such Transfer.

## What it means to be a minority holder

As a minority holder of Series A Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

How long can the business operate without revenue:

We are capitalizing the business with this Offering and a future construction loan to allow us to develop over 18 months. After development, the business will need to generate revenue to continue operations.

Foreseeable major expenses based on projections:

We believe the major expenses will be construction expenses to build the HG Sply Co. - Rockwall restaurant from the ground-up. FF&E purchases to finish-out the restaurant will also be a major expense.

Future operational challenges:

The Company's dependence on development exposes the Company to construction timing, budgeting, and other risks related to new project development. Once the restaurant is built and open to the public, the Company will face challenges typical to restaurants, including alcohol legal risks, supply and delivery cost risks, labor supply risks, and personnel risks.

Future challenges related to capital resources:

Operational cash flow may be inadequate, necessitating capital-raising efforts, which may not always succeed or may only be possible under unfavorable terms, limiting growth and operational initiatives. If we decide to issue additional equity securities, it is possible that their issuance will result in dilution of the interests of its existing shareholders or that future interests will have greater rights, an increase in indebtedness to the detriment of existing lenders or other effects on the issued and outstanding securities of such issuer.

Future milestones and events:

The most important milestone is the date the HG Sply Co. - Rockwall opens for business to the public, which will depend on a variety of factors, especially the construction process.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2024, the Company holds $75 in cash and is in the process of negotiating term sheets with several lenders to secure construction financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the construction and finish-out of the HG Sply Co. - Rockwall restaurant.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

According to the current development budget, the Company raises the minimum funding goal of $124,000, we will not be able to open for business without additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $4,000,000, we anticipate the Company will be able to operate indefinitely based on expected profitability soon after opening the restaurant for operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including a construction loan to to cover constructions and finish-out costs.

## Indebtedness

- Creditor: Mortgage payable
  Amount Owed: $8,500,000.00
  Interest Rate: 0.5%
  On September 19, 2024, the Company refinanced its existing debt. The new loan amount is $2,373,000, structured with a 24-month term and requiring interest-only payments. The interest rate is based on the WSJ Prime Rate plus 0.50%. This refinancing also includes the debt of an affiliated entity that owns vacant land. As part of the lender's requirements, the Company, the owner of the other property, and certain other affiliates are co-borrowers on this loan. Internally, the Company is responsible for approximately 32% of the debt service payments, equating to about $5,200 per month based on current interest rates. Additionally, on September 19, 2024, the Company became a co-borrower on another loan amounting to $6,127,000. This loan was undertaken to refinance existing business debt of certain affiliates. Although the Company is listed as a co-borrower as required by the lender, it is not responsible for any debt service payments related to this loan on an internal basis.

- Creditor: Related Party
  Amount Owed: $168,969.00
  Interest Rate: 0.0%
  Loan payable to related party, zero interest, repayable upon a liquidity event.

- Creditor: Related Party
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  Loan payable to related party, zero interest, repayable upon a liquidity event.

- Creditor: Related Party
  Amount Owed: $52,006.00
  Interest Rate: 0.0%
  Loan payable to related party, zero interest, repayable upon a liquidity event.

## Related Party Transactions

- Name of Entity: UNCO Management, LLC
  Names of 20% owners: UNCO Hospitality, LLC
  Relationship to Company: Affiliate of Issuer
  Nature / amount of interest in the transaction: Fee equal to 5% of revenue per year
  Material Terms: Administrative Services Agreement with UNCO Management, LLC pursuant to which UNCO Management, LLC will provide managerial services to Company. In consideration for such services, Company will pay a fee equal to 5% of its total revenue, payable every four weeks for the preceding four weeks in arrears.

- Name of Entity: ALTA BPO, LLC
  Names of 20% owners: UNCO Hospitality, LLC
  Relationship to Company: Affiliate of Issuer
  Nature / amount of interest in the transaction: Arms-length arrangement depending on amount of revenue generated each year.
  Material Terms: Bookkeeping Agreement with ALTA BPO, LLC pursuant to which ALTA BPO, LLC will provide bookkeeping services to the Company for a fee at arms-length terms.

- Name of Entity: UNCO HG IP, LLC
  Names of 20% owners: UNCO IP, LLC
  Relationship to Company: Affiliate of Issuer
  Nature / amount of interest in the transaction: Fee equal to 1% of revenue per year.
  Material Terms: Intellectual Property License Agreement with UNCO HG IP, LLC pursuant to which the Company will license the intellectual property of the HG Sply Co brand for a fee at arms-length terms.

- Name of Entity: Planting Hand, LLC
  Names of 20% owners: Karla Gallegos, UNCO Specialty Holdings, LLC
  Relationship to Company: Karla is the Director of Horticulture for UNCO; UNCO Specialty Holdings, LLC is an Affiliate of the Issuer
  Nature / amount of interest in the transaction: Case-by-case basis.
  Material Terms: Planting Hand, LLC will provide decor and pop-up services for a fee at arms-length terms.

- Name of Entity: UNCO Management, LLC
  Names of 20% owners: UNCO Hospitality, LLC
  Relationship to Company: Affiliate of Issuer
  Nature / amount of interest in the transaction: $250,000 fee
  Material Terms: Development Services Agreement with UNCO Management, LLC, pursuant to which UNCO Management, LLC will provide design and construction oversight services to Company. In consideration for such services, Company will pay a fee equal to $250,000.

## Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

## Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- FFE
  65.5%
  Furniture, Fixtures, and Equipment

- Construction
  15.0%
  Construction costs

If we raise the over allotment amount of $4,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- FFE
  50.0%
  Furniture, Fixtures, and Equipment

- Construction
  30.0%
  Construction costs

- Preopening Expenses (labor)
  7.5%
  Training and pre-opening salaried wages

- Inventory
  2.0%
  Food & beverage inventory

- Working Capital
  2.0%
  Working Capital

- Signage
  1.0%
  Exterior signage

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 25 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hgsplyco.com/ (hgsplyco.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/hgsplyco

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR EightyTwenty Real Estate Holdings, LLC

[See attached]

# EightyTwenty Real Estate Holdings, LLC

Financial Statements and Report

December 26, 2023 and December 27, 2022

# Table of Contents



## Independent Accountant's Review Report

To Management of:
EightyTwenty Real Estate Holdings, LLC

**Report on the Audit of the Financial Statements**

*Opinion*

We have audited the financial statements of EightyTwenty Real Estate Holdings, LLC, which comprise the balance sheets as of December 26, 2023 and December 27, 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of EightyTwenty Real Estate Holdings, LLC as of December 26, 2023 and December 27, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of EightyTwenty Real Estate Holdings, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about EightyTwenty Real Estate Holdings, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EightyTwenty Real Estate Holdings, LLC's  internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about EightyTwenty Real Estate Holdings, LLC 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has experienced losses and has yet to begin full operations and these conditions raise doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
October 15, 2024

# EightyTwenty Real Estate Holdings, LLC
## Balance Sheets
### As of December 26, 2023 and Decemebr 27, 2022

|  |  | 2023 |  | 2022 |
|---|---|---|---|---|
| **Assets** |  |  |  |  |
| **Current Assets** |  |  |  |  |
| Cash and cash equivalents | $ | 1,862 | $ | 5,652 |
| **Total Current Assets** | $ | 1,862 | $ | 5,652 |
|  |  |  |  |  |
| **Noncurrent Assets** |  |  |  |  |
| Property, plant, and equipment, net | $ | 1,247,313 | $ | 1,228,787 |
| **Total Noncurrent Assets** | $ | 1,247,313 | $ | 1,228,787 |
| **Total Assets** | $ | 1,249,175 | $ | 1,234,439 |
|  |  |  |  |  |
| **Liabilities & Members' Equity** |  |  |  |  |
| **Liabilities** |  |  |  |  |
| **Current Liabilities** |  |  |  |  |
| Accounts payable and accrued expenses | $ | 11,597 | $ | 11,571 |
| Mortgage loans payable, current |  | 21,021 |  | 16,254 |
| **Total Current Liabilities** | $ | 32,618 | $ | 27,825 |
|  |  |  |  |  |
| **Noncurrent Liabilities** |  |  |  |  |
| Related party debt, noncurrent |  | 198,969 |  | 198,969 |
| Mortgage loans payable, noncurrent |  | 596,811 |  | 617,562 |
| **Total Noncurrent Liabilities** | $ | 795,780 | $ | 816,531 |
| **Total Liabilities** | $ | 828,398 | $ | 844,356 |
| Members' Equity |  | 420,777 |  | 390,083 |
| **Total Liabilities & Members' Equity** | $ | 1,249,175 | $ | 1,234,439 |

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

**EightyTwenty Real Estate Holdings, LLC**
Statements of Income
For the years ended December 26, 2023 and December 27, 2022

|  | | 2023 | | 2022 |
|---|---|---|---|---|
| **Operating Expenses** | | | | |
| Property taxes | $ | 11,050 | $ | 11,570 |
| General and administrative expenses | | 196 | | - |
| **Total Operating Expenses** | | 11,246 | | 11,570 |
| Interest expense | | (50,076) | | (48,654) |
| **Net Income (Loss)** | $ | (61,322) | $ | (60,224) |

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

**EightyTwenty Real Estate Holdings, LLC**
Statements of Changes in Members' Equity
For the years ended December 26, 2023 and 2022

|  | | Total Member's Equity |
|---|---|---|
| Balance at December 28, 2021 | $ | 404,862 |
| | | |
| Net income allocation | | (60,224) |
| Capital contributions | | 45,445 |
| | | |
| **Balance at December 27, 2022** | | 390,083 |
| | | |
| Net income allocation | | (61,322) |
| Capital contributions | | 92,016 |
| | | |
| **Balance at December 26, 2023** | $ | 420,777 |

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

## EightyTwenty Real Estate Holdings, LLC
### Statements of Cash Flows
### For the years ended December 26, 2023 and December 27, 2022

|  | 2023 | 2022 |
|---|---|---|
| **Cash Flows** |  |  |
| **Cash Flows From Operating Activities** |  |  |
| Net income (loss) | $ (61,322) | $ (60,224) |
| **Increase (decrease) in operating liabilities, net of effects of businesses acquired** |  |  |
| Accounts payable and accrued liabilities | 26 | 11,571 |
| **Net Cash Provided by (Used in) Operating Activities** | (61,296) | (48,653) |
| **Cash Flows from Investing Activities** |  |  |
| Payments for development of property, plant, and equipment | (18,256) | (5,623) |
| **Net Cash Provided by (Used in) Investing Activities** | (18,256) | (5,623) |
| **Cash Flows from Financing Activities** |  |  |
| Repayment of debt | (16,254) | (25,737) |
| Capital contributions from parent | 92,016 | 45,445 |
| **Net Cash Provided by (Used in) Financing Activities** | 75,762 | 19,708 |
| **Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash** | (3,790) | (34,568) |
| Cash, cash equivalents, and restricted cash at beginning of year | 5,652 | 40,220 |
| **Cash, Cash Equivalents, and Restricted Cash at End of Year** | 1,862 | 5,652 |
|  |  |  |
| **Supplemental Cash Flow Information** |  |  |
| **Cash Paid During the Year for** |  |  |
| Interest | $ 50,076 | $ 48,654 |

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

# Notes to the Financial Statements

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

## 1. Summary of significant accounting policies

### a. Nature of operations

EightyTwenty Real Estate Holdings, LLC (the Company) engages in both real estate development and future restaurant operations. The Company owns a vacant property in Rockwall, Texas, which was purchased in 2015 (the "Land"), with plans to develop and improve it into an operating restaurant. Currently, the Company's principal activity is focused on real estate development as it prepares the property for commercial use. Upon completion of development, the Company intends to shift its focus to the operation of the restaurant business.

The Company's primary business activities involve property acquisition, improvement, and development, alongside the future provision of hospitality services. The real estate development aspect represents a significant portion of the Company's operations at this stage, with restaurant operations expected to become the main revenue driver upon commencement.

### b. Basis of accounting

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The consolidated financial statements have been prepared on the accrual basis of accounting.

The Company utilizes a 13/4-style fiscal year common in the restaurant industry, which is defined by thirteen periods of four weeks each and ending on the Tuesday closest to December 31 for financial reporting purposes. Fiscal year 2022 ended on December 27, 2022. Fiscal year 2023 ended on December 26, 2023. Reference to years relates to the fiscal years rather than the calendar years.

### c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### d. Fair value measurements

8

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions.

### e. Concentrations of credit risks

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

### f. Income taxes

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

### g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 26, 2023 and December 27, 2022, cash consisted of deposits held in business checking accounts.

### h. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

The Company capitalizes interest cost incurred on funds used to construct property, plant and equipment while the asset is in its construction phase. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life as a component of depreciation expense. When capitalized interest is recorded, it reduces expense from what it would be otherwise. The amount of interest costs capitalized was zero for the years ended December 26, 2023 and December

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

27, 2022 as the Company has paused development on the property.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

**i. Long-lived asset impairment**

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 26, 2023, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

**j. Comprehensive income**

The Company does not have any comprehensive income items other than net income.

**k. Recently issued accounting pronouncements**

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

**2. Related party transactions**

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

During the 2022 fiscal year, the Company accepted related party loans from Members of EightyTwenty Hospitality, LLC ("ETH"), the sole Member of the Company.

During the 2023 fiscal year, EightyTwenty Hospitality, LLC, the parent and sole Member of the Company, made $728,833 in contributions (net of distributions) to the Company for the purpose of supporting ongoing capital requirements of the Company.

**3. Property, plant, and equipment**

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances were as follows:

|  | 2023 | 2022 |
|---|---|---|
| Construction in progress | $ 371,255 | $ 352,729 |
| Land | 876,058 | 876,058 |
| **Total Cost** | 1,247,313 | 1,228,787 |
| Total Accumulated Depreciation | - | - |
| **Property, plant, and equipment, net** | $ 1,247,313 | $ 1,228,787 |

The Company has not recorded any depreciation expense as the Construction in progress asset has not been placed in service and land is not depreciated.

The Company's construction in progress asset is comprised of the following costs that have been capitalized to the project:

|  | 2023 | 2022 |
|---|---|---|
| Design and construction costs | $ 306,821 | $ 294,310 |
| Capitalized interest | 43,273 | 43,273 |
| Permits and other administrative costs | 21,161 | 15,146 |
| Total construction in progress | $ 371,255 | $ 352,729 |

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

The Company acquired the property in Rockwall, Texas, in 2015 with the intention of developing it into an operating restaurant. However, progress on the development has been paused due to a combination of external and strategic factors.

The COVID-19 pandemic significantly impacted the Company's timeline, introducing uncertainties in the hospitality sector and contributing to further delays. During this period, the Company focused its resources on maintaining and growing its existing restaurant operations, which demanded significant attention and operational capacity.

With these factors now stabilizing, the Company is resuming plans to develop the property and intends to proceed with construction in the near future, targeting a strategic entry into the local restaurant market.

## 4. Long-term debt

### a. In compliance with covenants

Under the Company's real estate loan with Texas Republic Bank, the Company is required to comply with certain financial covenants that require the Company to provide financial statements of the Company and certain guarantors to Texas Republic Bank. As of December 26, 2023, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 26, 2023.

### b. Accounts by period and repayment schedule

Long-term debt consists of the following:

|  | 2023 | 2022 |
|---|---|---|
| Mortgage payable, interest at Prime Rate plus 1.5% per annum, repayable in monthly payments of $6,912 including interest, secured by land | $ 617,832 | $ 633,816 |
| Loan payable to related party, zero interest, repayable upon a liquidity event | 168,969 | 168,969 |
| Loan payable to related party, zero interest, repayable upon a liquidity event | 30,000 | 30,000 |
| **Total debt** | 816,801 | 832,785 |
| Less: current portion | (21,021) | (16,254) |
| **Long-term portion of debt** | $ 795,780 | $ 816,531 |

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

Interest expense for the year ended December 26, 2023 and December 27, 2022 was $50,076 and $48,654, respectively.

Principal repayments on the mortgage over the next five years are as follows:

| | | |
|---|---|---:|
| 2024 | $ | 23,028 |
| 2025 | | 25,404 |
| 2026 | | 569,400 |
| 2027 | | - |
| 2028 | | - |
| Subsequent | | - |
| **Total** | $ | 617,832 |

## 5. Members' equity

EightyTwenty Hospitality, LLC owns 100% of the limited liability company membership interests in the Company.

## 6. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 26, 2023 and December 27, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. Going concern

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 26, 2023 the Company incurred a net loss of $61,322 (2022 - $60,224) and has not begun full operations or completed the development of the purchased property. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise additional funds via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on acceptance of the plan by the Company's bank creditors and management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## 8. Subsequent events

### Restructure

The Company was a party to a corporate restructure and consolidation dated September 3, 2024. As a result of that restructure, the Company became a wholly owned subsidiary of Unco RE Holdings, LLC, which is itself a wholly owned subsidiary of Unco Hospitality, LLC. In connection with the closing of the restructure, the Company entered into the following agreements:

That certain Contingent Payment Agreement dated as of September 3, 2024, pursuant to which the Company agreed to repay a related party the sum of $169,969 upon the occurrence of a "Liquidity Event" of the Company, as such term is further defined in such Contingent Payment Agreement.

That certain Contingent Payment Agreement dated as of September 3, 2024, pursuant to which the Company agreed to repay a related party the sum of $30,000 upon the occurrence of a "Liquidity Event" of the Company, as such term is further defined in such Contingent Payment Agreement.

That certain Contingent Payment Agreement dated as of September 3, 2024, pursuant to which the Company agreed to pay a related party the sum of $52,006 upon the occurrence of a "Liquidity Event" of the Company, as such term is further defined in such Contingent Payment Agreement.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

## Refinance

On September 19, 2024, the Company refinanced its existing debt. The new loan amount is $2,373,000, structured with a 24-month term and requiring interest-only payments. The interest rate is based on the WSJ Prime Rate plus 0.50%. This refinancing also includes the debt of an affiliated entity that owns vacant land. As part of the lender's requirements, the Company, the owner of the other property, and certain other affiliates are co-borrowers on this loan. Internally, the Company is responsible for approximately 32% of the debt service payments, equating to about $5,200 per month based on current interest rates.

Additionally, on September 19, 2024, the Company became a co-borrower on another loan amounting to $6,127,000. This loan was undertaken to refinance existing business debt of certain affiliates. Although the Company is listed as a co-borrower as required by the lender, it is not responsible for any debt service payments related to this loan on an internal basis.

The two loans are cross-defaulted and cross-collateralized, meaning that a default or collateral issue on one loan may trigger consequences for the other.

Covenants of the 2024 Loan Agreements:

Both loans contain standard affirmative covenants, including:

· Notice of Litigation: Borrowers must notify the lender of any litigation that could result in a Material Adverse Effect (MAE).
· Additional Indebtedness: Borrowers are prohibited from taking on new debt or providing guarantees without lender approval.
· Dividends and Distributions: During a default event or if the Debt Service Coverage Ratio (DSCR) is not maintained, borrowers cannot make loans, advances, or distributions, except for existing salaries, compensation, and performance-based or annual distributions.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

**EightyTwenty Real Estate Holdings, LLC**
Notes to the Financial Statements
For the years ended December 26, 2023 and 2022

The loans also include the following consent requirements:

· Mergers or consolidations with other entities.
· Sale, transfer, or disposal of assets outside the ordinary course of business.
· Changes in ownership that result in a "change of control," defined as a transfer of more than 25% ownership or a change in control to a          different party.
· Transactions with affiliates, except those conducted in the ordinary course of business and on arm's-length terms.

Financial Covenant:

The loan agreements include a financial covenant that requires Borrowers and Guarantors, collectively, to maintain a DSCR of at least 1.5 to 1.0, calculated as "Net Income" to "Debt Service." This requirement will commence on December 31, 2024.

## Crowdfunding

The Company is planning to conduct a crowdfunding campaign to raise up to $5,000,000 on terms to be determined. The proceeds of this crowdfunding campaign would be used for construction and startup costs of a restaurant on the Land. Depending on the form of securities offered in the crowdfunding campaign, the operating agreement of the Company may have to be amended to create a new form of equity interests.

## Progress on Development

The Company has already obtained approved civil and shell building permits from the City of Rockwall to construct an HG Sply Co. The Company anticipates receiving interior finish out permits shortly after securing construction financing.

Prior to the opening of an operating restaurant on the Land and the Company's ability to stabilize cash flow from the operations of the restaurant, the Company may need to accept contributions or loans from its parent company or the partners of its parent company in order to support ongoing capital requirements, including debt service payments.

Management evaluated all activity of the Company through October 15, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine
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GET A PIECE OF EIGHTYTWENTY REAL ESTATE HOLDINGS, LLC

# Fuel Your Adventure. Invest in Your Health. Be Part of a Movement.

DFW favorite HG SPLY CO. is bringing healthy food, classic drinks, and rooftop dining to Rockwall, TX. Own a piece of HG SPLY CO. Rockwall and the real estate it occupies.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



This image is a CGI rendering of the planned Rockwall, TX restaurant and not an existing location.
HG SPLY Co.
HG SPLY CO.
HG SPLY CO. ROCKWALL COMING 2026

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.00 Per Share

MIN INVEST $500
VALUATION $6M

## REASONS TO INVEST

- Proven Concept & Founders: Since 2013, HG SPLY CO. has built a strong reputation as a health-driven, full-service restaurant concept. Its three established locations generated $19.8 million in revenue in 2023*, and its fourth location in Alliance, Texas, raised $760K from 151 investors in 2024. With the operational expertise of UNCO's expertise - a DFW based hospitality group with 12 restaurants, including two in Rockwall, HG SPLY CO Rockwall is poised for success.

- Equity in Premier Real Estate: Among the few rooftop dining destinations in Rockwall, this location offers breathtaking views of Lake Ray Hubbard and the Dallas skyline, alongside premier visibility, accessibility, and parking. Investors will own equity in both the restaurant and the real estate, receiving 100% of distributions until initial capital is recovered and retaining 40% ownership thereafter (assuming a full $4M raise). Civil and shell permits are in hand and construction is slated to begin Q2 2025, pending final approvals.

- only UNCO Founders Club and invitations to exclusive events. Investors who contribute $25k+ in the first 7 days (or $50k thereafter) will eat free at any HG SPLY CO. (or Standard Service) for the rest of 2025.

*These figures are representative of HG SPLY CO. at the brand level of all other locations. These are not reflective of this location which has not yet opened and there is no guarantee that the success of these locations will be replicated in Rockwall.

*EightyTwenty Real Estate Holdings, LLC is a newly formed real estate holding company established to own the property for one location of the HG SPLY CO. brand. The funds raised in this offering will support the development and opening of a new location in Rockwall, TX.

## TEAM



**Elias Pope • Co-Founder, Co-CEO, Manager**
Elias Pope founded HG SPLY CO. in 2013, Standard Service in 2015, and HERO in 2019. In 2021, Elias co-founded UNCO with Sameer to grow their brands under a shared set of values and has served as its Co-Chief Executive Officer since inception.



**Sameer Patel • Co-Founder, Co-CEO, Manager, Principal Accounting Officer**
Sameer Patel founded Leela's Wine Bar in 2018 and started working with Elias in 2019, before co-founding UNCO with him in 2021. Sameer's passion for HG Sply Co's focus was renewed in 2024 when he was diagnosed with and ultimately beat lymphoma. ...
Read More



THE PITCH

## Fueling your next adventure since 2013

Since 2013, HG SPLY CO has served those who appreciate bold flavors while staying intentional—low-carb, high-protein, gluten-free, vegetarian, vegan—you name it. By honoring every ingredient, we've built a community that loves food with purpose and believes that every meal should fuel your next adventure —whether it's a personal goal, connection with others, or a healthier lifestyle

whether it's a personal goal, connection with others, or a healthier lifestyle.













DALLAS
est. 2013
FORT WORTH
es.t 2016
TROPHY CLUB
est. 2019
ALLIANCE
est. 2024
LIFETIME REVENUE =
$160M+
ROCKWALL COMING 2026



**Images of other HG SPLY CO. locations are provided for illustrative purposes only and do not represent the Rockwall, TX location. The referenced $160M+ lifetime revenue reflects the historical performance of the broader HG SPLY CO. brand under UNCO and is not attributable to EightyTwenty Real Estate Holdings, LLC, which is a newly formed entity with no revenue to date. Investors are not investing in the other restaurant locations.*

## 2024: A Turning Point for Growth

Sameer and Elias came together as partners in 2019 over their shared belief that food should fuel your life, not just fill you up. At the start of 2024, they asked a simple but powerful question: How can HG SPLY CO better fuel your next adventure? This question led them to work with nutrition professionals to better understand the macros of each dish and refine their approach.

Then life threw a curveball. Sameer received a lymphoma diagnosis. But like a true warrior, he faced it head-on, focusing intensely on what he put in his body. HG was his fuel through treatment—and by September 2024, he beat it.

This journey strengthened their commitment to elevate everything they do, and throughout the year they:

- Partnered with nutrition experts from Texas Woman's University
- Reworked macros and sourcing: Strengthened partnerships with ranchers and farmers to source higher-quality ingredients at fair prices
- Scrutinized every ingredient to align with their commitment to clean eating and bold flavor
- Launched a leaner, cleaner, and meaner menu in January 2025 with no seed oils, macros on every item, minimal sugar, and 97% of dishes reimagined

Welcome to the next chapter of HG SPLY CO - where your next adventure starts with what's on your plate.

**The leadership team overseeing EightyTwenty Real Estate Holdings, LLC also manages UNCO, the parent company of HG SPLY CO. and five other restaurant brands.*



MADE WITH YOU CAN
INGREDIENTS TRUST

## EVOLUTIONARY EXAMPLE

### ORIGINAL KALE CAESAR

15g protein // 53g fat // 23g carbs // 609cal







Kale
Pecorino Romano
Chickpea Croutons fried in canola oil
House-made Caesar Dressing (378 cal) made with eggs and canola oil

### EVOLVED KALE CAESAR

17g protein // 24g fat // 23g carbs // 366cal

Chopped Kale
Pecorino Romano
Chickpea Croutons fried in coocnut oil
House-made Yogurt Caesar (134 cal) made with avodaco oil, pasture-raised eggs, greek yogurt



## PRIORITIZING PROTEINS

**better raised. better for you.**

only using top quality protiens:

- pasture-raised eggs
- pastured-raised grass-fed beef
- pastured-raised grass-fed bison
- wild-caught yellowfin tuna
- antibiotic/hormone free chicken

## NO SEED OILS

**ever.**

we build our recipes using only high-quality extra virgin olive and avocado oils and fry exclusively with pure coconut oil

## DRINKS DIALED IN

**cocktails & juices**

all cocktails are crafted with house-made infusions, house-made syrups, and only the finest all-natural ingredients

all juices are freshly juiced and pressed right in-house, then given a 4-hour rest time to keep the nutrients locked in

## SWEETENED INTENTIONALLY

**true to the mission**

we carefully reviewed each recipe to minimize sugar and sweeten only with local honey, fresh juices, organic agave, molasses, and turbinado

## MACROS MAKE DIET CHOICES EASY



**Keto**
67g protein // 40g fat // 14g carbs



**Paleo**
44g protein // 50g fat // 28g carbs



**Mediterranean**
28g protein // 25g fat // 58g carbs

## Why Rockwall?

Rockwall, Texas, sits at the heart of the booming DFW metroplex and serves as the eastern gateway to the region, attracting thousands of new residents each year. With its close proximity to Dallas and a strong community atmosphere, Rockwall appeals to a growing population seeking convenience and quality living. [1,2,3]



**#1 Wealthiest county in Texas:** average household income: $154,000 [1]

**#2 Rapid housing growth:** top-rated schools, and lakeside amenities [2]

**#3** A community of **affluent families** eager for a health-driven dining experience [3]

## WHAT MAKES HG SPLY CO. ROCKWALL UNIQUE



**#1 First-of-Its-Kind Rooftop Destination**

Imagine dining in a stunning space with 6,800 sq ft of indoor dining + 6,300 sq ft of rooftop patio overlooking Lake Ray Hubbard. The rooftop experience is unforgettable—filled with energy, music, and breathtaking sunsets.

**#2 Health-Driven Menu**

Every dish is crafted with purpose—blending intentional, nutrient-dense ingredients with comfort food favorites that ensure you can indulge wisely. Whether it's a pasture-raised, grass-fed, grass-finished burger or a light, refreshing dish, our menu offers bold flavors designed to fuel your body and soul.

**#3 Equity in Real Estate**

Ownership of both the restaurant and property, with investor's receiving 100% of distributions until invested capital is recovered and 40% ownership thereafter, assuming we reach our $4 million equity goal. With healthy EBITDAR margins across existing HG locations, owning the real estate ensures both security and long-term growth potential.

*The referenced revenue and EBITDAR % financial data and graphics from other HG SPLY CO. locations are provided as examples of the brand's past performance in other areas. These locations are not related to the Rockwall, TX restaurant, and there is no guarantee that the success of these locations will be replicated in Rockwall. Please refer to our forward-looking information legend at the end of this page and the risk factors section of our Form C.*

### REVENUE (in 000's)

| Location | Opening | 2022 | 2023 | 2024 | 2025 | 2026 |
|----------|---------|------|------|------|------|------|
| HG Dallas | May-13 | 8,122 | 8,925 | 8,636 | 8,874 | 9,051 |
| HG Fort Worth | Aug-16 | 5,756 | 5,620 | 5,659 | 5,763 | 5,878 |

| | | | | | | |
|---|---|---|---|---|---|---|
| HG Trophy Club * | Sep-19 | 6,189 | 5,337 | 5,134 | 5,408 | 5,678 |
| HG Alliance** | Nov-24 | | | 284 | 5,750 | 5,688 |
| Total | | 20,067 | 19,882 | 19,713 | 25,795 | 26,475 |

## RESTAURANT LEVEL EBITDAR %

| Location | Opening | 2022 | 2023 | 2024 | 2025 | 2026 |
|---|---|---|---|---|---|---|
| HG Dallas | May-13 | 23% | 28% | 27% | 28% | 28% |
| HG Fort Worth | Aug-16 | 21% | 22% | 20% | 23% | 23% |
| HG Trophy Club * | Sep-19 | 13% | 16% | 14% | 16% | 16% |
| HG Alliance** | Nov-24 | | | ** | 23% | 23% |

*Decline due to highway construction beginning 2023, expected completion Q1 2025
**Q4 open with Partial closure due to fire shortly after opening



HG SPLY CO.
ROCKWALL
ANTICIPATED
TIMELINE
Q1 '25
CROWDFUNDING
CAMPAIGN
COMPLETE
INTERIOR PLANS
Q2 '25 -
Q3 '26
CONSTRUCTION &
PROCUREMENT
Q3 '26
CERTIFICATION
OF OCCUPANCY
Q4 '26
OPENING







## Community First: A Founder's Movement

Being a Founder isn't just about supporting a restaurant—it's about joining a movement. Founders Elias Pope and Sameer Patel are looking for like-minded partners to help spread their vision of serving better ingredients to the masses. Our first crowdfunding campaign showed the power of involving our community. Now, we're inviting you to help us grow—bigger and bolder.

**As a Founder, you amplify our impact:**

- Food as Medicine: Every HG meal is delicious and nutritious—fuel for a healthier you.
- Camaraderie as the Fountain of Youth: Friendships formed around the table are the heart of a healthy lifestyle. We believe that sharing meals strengthens not just our bodies, but our connections and joy. Join a network built on lasting bonds, support, and collaboration.
- A Shared Vision for Growth: You're investing in healthy dining, sustainable growth, and community-building.

# INVESTOR PERKS

## FREE HG FOR 2025

Invest $25k in the first 7 days ($50k thereafter) and **eat free** at any HG Sply Co location during 2025! Standard Service Heath is included for Rockwall locals.

The offer includes one entrée for lunch and dinner each day, on-premise only, starting as soon as the funding round closes.

**Tier 1: $500+**
Membership to UNCO Founders Club and invitation to the Founders- only launch party

**Tier 2: $10k+**
Tier 1 Perks + Limited-edition HG Founders swag

**Tier 3: $25k+**
Tier 2 Perks + One free order of HG Chips

and Queso for the table on every visit to
any HG for life

### Tier 4: $50k+
Tier 3 Perks + Access to real-time
sales information on your phone

### Tier 5: $100k+
Tier 4 Perks + Your name emblazoned in a
unique design feature within HG Rockwall

### Tier 6: $250k+
Tier 5 Perks + Your name on the first floor bar

### Tier 7: $500k+
Tier 5 Perks + Prime parking spot reserved in
your name for life

### Tier 8: $1M+
Tier 5 Perks + Roof top bar named after

## FOUNDERS CLUB
### UNCO's investor only loyalty program

Receive 1 point for every $5 invested.
**EXAMPLE**

invest $5,000 = 1,000 points
1,000 points = $100
in food and beverage credits at any UNCO location.

Earn 1 point for every $1 spent at any UNCO
location, redeemable in 250-point increments ($25)

Receive invitations to VIP events

Learn more and hear from members by visiting: unco.com/foundersclub

## PERKS FROM
## HG ALLIANCE CAMPAIGN



HG Alliance's second floor bar is named after
Bazz, who invested $100k

HG Alliance swag

THE PROBLEM & OUR SOLUTION
## Why Rockwall Needs Us

**The Problem**

Suburban communities, including Rockwall, often lack genuine, health-focused dining options. In many
places, it's normal to treat fast, highly processed foods packed with seed oils, dyes, and sugar as staples
of the American diet, while fresh, nutrient-dense meals are labeled as a "special diet."

**Did You Know?**

- 1 in 3 Americans is considered obese, according to CDC statistics.
- Processed foods account for over 60% of the average American diet.
- Access to nutritious, affordable food options could significantly reduce diet-related diseases.

It's time to change the narrative: eating "real food" shouldn't be a luxury—it should be the standard.

**Our Solution**

HG SPLY CO Rockwall offers all-natural, nutrient-packed meals at a fair price in a space that's vibey,
energetic, and designed to bring people together. Whether it's brunch or a sunset dinner, the rooftop

hums with music, conversation, and stunning views—because at HG, we believe camaraderie is the fountain of youth.

## THE MARKET & OUR TRACTION

**The Market**

The health and wellness food market is burgeoning, with global projections to reach $1.47 trillion by 2027. Rockwall, with its affluent demographic and growing population, represents a prime market for health-focused dining experiences.

**Our Traction**

- $160M+ lifetime revenue across HG locations
- 4th location launched in 2024 with 151 investors contributing $760K
- A strong network of like-minded individuals building community and supporting healthier dining

## WHY INVEST
# More Than an Investment - It's a Movement

At HG SPLY CO, we believe food fuels connection and purpose. By investing, you're joining a community dedicated to healthy living and shared adventures. Your investment is about building a legacy of wellness, community, and growth.

# ABOUT

| HEADQUARTERS | WEBSITE |
|---|---|
| PO Box 2410<br>Rockwall, TX 75087 | **View Site** ↗ |

DFW favorite HG SPLY CO. is bringing healthy food, classic drinks, and rooftop dining to Rockwall, TX. Own a piece of HG SPLY CO. Rockwall and the real estate it occupies.

# TERMS
**EightyTwenty Real Estate Holdings, LLC**

## Overview

| PRICE PER SHARE | VALUATION |
|---|---|
| $1 | $6M |

| DEADLINE ⓘ | FUNDING GOAL ⓘ |
|---|---|
| Apr. 25, 2025 at 2:59 AM EDT | $124K - $4M |

## Breakdown

| MIN INVESTMENT ⓘ | OFFERING TYPE |
|---|---|
| $500 | Equity |

| MAX INVESTMENT ⓘ | SHARES OFFERED |
|---|---|
| $4,000,000 | Series A Units |

**MIN NUMBER OF SHARES OFFERED**
124,000

**MAX NUMBER OF SHARES OFFERED**
4,000,000

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

| SEC Recent Filing | → |
|---|---|
| Offering Memorandum | → |
| Financials | ⌄ |
| Risks | ⌄ |

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Loyalty Bonus:** All investors will join the Founders Club, UNCO's investor only loyalty program, and will receive the below:

Receive 1 point for every $5 invested. For example, invest $5,000 and receive 1,000 points redeemable for $100 in food and beverage credits at any UNCO location.

Earn 1 point for every $1 spent at any UNCO location, redeemable in 250-point increments ($25)

Receive invitations to VIP events

Learn more and hear from members by visiting: unco.com/foundersclub

**Time-Based Perks**

**Eat Free for 2025 - $25k+ in first 7 days** - The iconic perk from our HG Alliance crowdfunding campaign is back! Invest $25,000+ in the first 7 days ($50k thereafter) and eat free at any HG Sply Co location during 2025. One entrée for lunch or dinner each day for all of 2025, on-premise only. Rockwall locals can elect to use this perk at Standard Service Heath. Begins when the funding round closes.

**Amount-Based Perks**

Tier 1 | $500+ - Invest $500+ and receive a membership to UNCO Founders Club and an invitation to the Founders-only Launch Party.

Tier 2 | $10k+ - Invest $10,000+ and receive the Tier 1 perks + limited-edition HG Founders swag.

Tier 3 | $25k+ - Invest $25,000+ and receive Tier 2 perks + one free order of HG Chips and Queso for the table on every visit to any HG for life.

Tier 4 | $50k+ - Invest $50,000+ and receive Tier 3 perks + access to real-time sales information on your phone.

Tier 5 | $100k+ - Invest $100,000+ and receive Tier 4 perks + your name emblazoned in a unique design feature within HG Rockwall.

Tier 6 | $250k+ - Invest $250,000+ and receive Tier 5 perks + the first floor bar named after you and your name immortalized with a custom neon at the bar. If there are multiple investors at this threshold, the first investor will receive the bar naming rights and others will receive placement on the bartop.

Tier 7 | $500k+ - Invest $500,000+ and receive Tier 5 perks + prime parking spot reserved in your name for life.

Tier 8 | $1M+ - Invest $1,000,000+ and receive Tier 5 perks + the rooftop bar named after you and your name immortalized with a custom neon at the bar. If there are multiple investors at this threshold, the first investor will receive the bar naming rights and others will receive placement on the bar top.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

HG SPLY CO. by EightyTwenty Real Estate Holdings, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine unitholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 units of Series A Units at $1.00 / unit, you will receive 110 units of Series A Units, meaning you'll own 110 units for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

## JOIN THE DISCUSSION



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## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

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## StartEngine Marketplace

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

# AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

***OF***

# EIGHTYTWENTY REAL ESTATE HOLDINGS, LLC

**(a Texas limited liability company)**

**dated to be effective as of**
**January 21, 2025**

---

THE MEMBERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. NO MEMBERSHIP INTEREST MAY BE SOLD OR OFFERED FOR SALE (WITHIN THE MEANING OF ANY SECURITIES LAW) UNLESS A REGISTRATION STATEMENT UNDER ALL APPLICABLE SECURITIES LAWS WITH RESPECT TO THE MEMBERSHIP INTEREST IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO SUCH MEMBERSHIP INTEREST. A MEMBERSHIP INTEREST ALSO MAY NOT BE TRANSFERRED OR ENCUMBERED UNLESS THE PROVISIONS OF THIS AGREEMENT ARE SATISFIED.

# AMENDED AND RESTATED
# LIMITED LIABILITY COMPANY AGREEMENT

_____

  This Amended and Restated Limited Liability Company Agreement, adopted effective as of January 21, 2025, sets forth the agreement and understanding of the Members with respect to their ownership of Units and is binding on the Members regardless of whether a Member has signed a counterpart to this Agreement. Capitalized terms used herein shall have the meanings set forth in Article I hereof. This Agreement amends and restates the Original Company Agreement in its entirety.

## ARTICLE I

## DEFINITIONS

  The capitalized terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in this Article I.

  ***Affiliate.*** Any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

  ***Agreement.*** This Limited Liability Company Agreement, including any exhibits hereto, as originally executed and as subsequently amended and/or restated from time to time.

  ***Allocation Regulations***. As defined in Section 5.1.

  ***Bankruptcy.*** Bankruptcy under the federal Bankruptcy Code or insolvency under any state insolvency act.

  ***Capital Account.*** The Capital Account maintained for each Member pursuant to Section 4.1 of this Agreement.

  ***Capital Contribution.*** The total amount of cash and/or the fair market value of tangible or intangible property, including the personal guaranty of indebtedness of the Company, contributed to or for the benefit of the Company by all the Members or any one Member, as the case may be.

  ***Certificate of Formation.*** The Certificate of Formation of the Company described in Section 2.1, as may be amended and/or restated from time to time.

  ***Code.*** The Internal Revenue Code of 1986, as may be amended from time to time.

***Common Interests.*** The Interests designated as "Common," with such rights and privileges as are set forth in this Agreement.

***Common Member.*** Member(s) holding Common Units.

***Common Units.*** Units representing the Common Interests.

***Company.*** *EightyTwenty Real Estate Holdings, LLC*, as such limited liability company may from time to time be constituted, including any successor in interest.

***Company Property or Properties.*** All interests, properties, and rights of any type owned by the Company, whether owned by the Company at the date of its formation or thereafter acquired.

***Contributing Member.*** Member(s) who make an additional Capital Contribution in accordance with Section 4.3.

***Distribution***.

***Exhibit A.*** The exhibit attached hereto and labeled "Exhibit A," as may be amended from time to time. The Manager shall update Exhibit A following the closing of the Offering to reflect the Pre-Payout Sharing Ratio and the Post-Payout Sharing Ratio.

***Effective Date.*** The date first set forth above on the cover page of this Agreement.

***Fiscal Year.*** Any portion of the calendar year for which Profits or Losses or items of Company income, gain, loss or deduction are required or permitted by the Code or Treasury Regulations to be determined and allocated to the Capital Accounts, as determined by the Manager.

***Interest.*** All rights and interests of a Member under this Agreement and the TBOC, including (i) the right of a Member to receive Distributions of cash and/or property and allocations of items of income, gain, loss, deduction, credit, and/or exemption under this Agreement, and (ii) all management rights, voting rights, or rights to consent. The Interests of the Members shall be set forth on Exhibit A hereto, as may be amended from time to time.

***Liquidating Trustee***. As defined in Section 9.3.

***Manager.*** Any reference to "Manager" shall mean any Person named in the Certificate as an initial manager of the Company and any Person hereafter elected as a manager of the Company as provided in this Agreement, but does not include any Person who has ceased to be a Manager of the Company.

***Majority Sellers***. As defined in Section 7.5.

***Members.*** At any time, the Persons who then own Interests in the Company.

**Offering**. The securities offering conducted pursuant to Regulation CF pursuant to which the Company will sell Series A Units for $1.00 per Series A Unit for a maximum offering amount of $4,000,000.00 and a minimum offering amount of $124,000.00.

**Original Company Agreement**. The original Company Agreement of the Company dated effective as of August 30, 2021.

**Payout.** The date on which the Unrecovered Capital of all Series A Members has been reduced to zero.

**Person.** Any natural person, limited liability company, general partnership, limited partnership, corporation, joint venture, trust, business trust, estate, cooperative, association, governmental agency, or other entity.

**Post-Payout Sharing Ratio**. The Post-Payout Sharing Ratio determines the percentage of Distributions allocated to Members after the Payout Date, calculated as follows:

(a)     Series A Members (in the aggregate): A percentage equal to the total number of Series A Units issued and outstanding <u>divided</u> by 4,000,000 then <u>multiplied</u> by 40%. Distributions according to this percentage are then allocated pro rata among the Series A Members based on the Series A Sharing Ratio.

(b)     Common Member: A percentage equal to 1 <u>minus</u> (the product of the total number of Series A Units issued and outstanding <u>divided</u> by 4,000,000 then <u>multiplied</u> by 40%).

**Pre-Payout Sharing Ratio**. The Pre-Payout Sharing Ratio determines the percentage of Distributions allocated to Members prior to the Payout, calculated as follows:

(a)     Series A Members (in the aggregate): A percentage equal to the total number of Series A Units issued and outstanding <u>divided</u> by 4,000,000. Distributions according to this percentage are then allocated pro rata among the Series A Members based on the Series A Sharing Ratio.

(b)     Common Member: A percentage equal to 1 <u>minus</u> (the product of the total number of Series A Units issued and outstanding divided by 4,000,000).

**Profits** and **Losses.** For each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined by the Manager in accordance with the Code.

**Profits Interest**. As defined in <u>Section 2.8</u>.

**Restaurant.** The HG Sply Co. to be constructed on the real property owned by the Company located in Rockwall, Texas.

***Safe Harbor Election***.  As defined in <u>Section 2.8</u>.

***Series A Interests.***   The Interests designated as "Series A," with such preferential rights and privileges as are set forth in this Agreement.

***Series A Member.***   Member(s) holding Series A Units.

***Series A Sharing Ratio.*** With respect to a Series A Member, a fraction, the numerator of which is the number of Series A Units held by such Series A Member, and the denominator of which is the total number of Series A Units issued and outstanding.

***Series A Units.***   Units representing Series A Interests.  The number of Series A Units owned by a Series A Member shall equal the number of Series A Units subscribed for in such Series A Member's Subscription Agreement.

***Sharing Ratios***. The Pre-Payout Sharing Ratio, the Post-Payout Sharing Ratio and/or the Series A Sharing Ratio, as applicable.

***TBOC.***   The Texas Business Organizations Code, as it may be amended from time to time, and any successor to such act.

***Transfer*** means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person.

***Treasury Regulations*** or ***Regulations.***   The regulations adopted from time-to-time by the U.S. Department of the Treasury under and pursuant to the Code.

***Units***.  A unit of Interest, either authorized and unissued, issued but held in the Company's treasury, or issued and outstanding.  The Units shall consist of the Series A Units and the Common Units.  The total number of Units that the Company shall have the authority to issue is 6,000,000. The total number of Common Units shall be 2,000,000; and the total number of Series A Units shall be 4,000,000.

***Unrecovered Capital.***   The positive difference, if any, from time to time between (a) a Series A Member's aggregate Capital Contributions; and (b) the amount of cash or property distributed to the Series A Member by the Company from time to time pursuant to <u>Section 5.3</u> and <u>9.4</u>.

# ARTICLE II

## ORGANIZATION

**2.1.**    ***Organization.***    The Company has been organized as a Texas limited liability company by the filing of a Certificate of Formation pursuant to the TBOC with the Secretary of State of the State of Texas.

**2.2.**    ***Name of Company.***    The name of the Company shall be EightyTwenty Real Estate Holdings, LLC, and all Company business must be conducted under that name or such other names that comply with applicable law as the Manager may select from time to time.

**2.3.**    ***Purpose.***    The Company is organized for the purpose of engaging in any lawful activity or business for which limited liability companies may be organized under the TBOC.

**2.4.**    ***Term.***    The Company shall commence effective with the filing of the Certificate of Formation with the Secretary of State of the State of Texas and shall continue in existence until dissolved in accordance with Article IX of this Agreement.

**2.5.**    ***Principal Place of Business.***    The principal place of business of the Company shall be as set forth in the Certificate of Formation.  The Company may locate its places of business and registered office at any other place or places as the Manager may from time to time deem advisable.

**2.6.**    ***Registered Office and Registered Agent.***    The registered office of the Company required by the TBOC to be maintained in the State of Texas shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Texas shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by law.

**2.7.**    ***Units.***    The Interests are represented by Units. The Company shall initially have two classes of Units: (i) Series A Units, and (ii) Common Units.

## ARTICLE III

## MANAGEMENT OF THE COMPANY

**3.1.**    ***General Powers.***    Management of the Company shall be vested in the Manager. There shall only be one (1) Manager of the Company: UNCO GP, LLC. Except for situations in which the approval of the Members is required by this Agreement or by nonwaivable provisions of applicable law, and subject only to the provisions of Section 3.4, (i) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager; and (ii) the Manager may make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

(a) **Acquisition of Property**. Acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(b) **Operation, Maintenance, Improvement and Disposition of Company Property**. Operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(c) **Develop.** Design, develop and construct the Restaurant;

(d) **Sale or Lease of Property**. Sell or lease the real property, improvements, and business personal property owned by the Company;

(e) **Contracts and Other Agreements**. Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Company property, or in connection with managing the affairs of the Company;

(f) **Capital Raises**. Raise capital as required, including through equity and/or debt raises;

(g) **Interest in Properties**. Make all elections or decisions, and bind the Company thereby, that may be necessary or permissible in connection with any purchase, joint venture agreement or other type of contract under which an interest in properties is to be acquired, operated, sold, or assigned by the Company;

(h) **Banking Authority**. Open, maintain and close bank accounts and execute and deliver all checks, drafts, or other orders for payment of funds belonging to the Company;

(i) **Financial Transactions**. Borrow money and issue evidence of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, or other lien on any Company property;

(j) **Deeds, Mortgages, Deeds of Trust and Other Instruments**. Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, guarantees, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company property;

(k) **Payment, Renewal or Refinancing of Liabilities**. Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting Company property and in connection therewith execute any extensions or renewals of encumbrances on any or all Company property;

(l)  **Sale of Company**. Sell all or a portion of the outstanding equity interests held by the Company in any subsidiary, or sell all or substantially all of the assets of the Company;

(m)**Insurance**. Procure and maintain in force such insurance as the Manager shall deem prudent to serve as protection against liability for loss and damage which may be occasioned by the activities to be engaged in by the Company;

(n) **Hire Employees or Independent Contractors**. Contract on behalf of the Company for the employment and services of employees and/or independent contractors;

(o) **Judicial and Administrative Actions**. Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith and to execute powers of attorney, consents, waivers and other documents that may be necessary before any court, administrative board or agency of any governmental authority, affecting the properties owned by the Company;

(p) **Maintenance of Leases**. Enter into and maintain all leases in force and effect, including a lease of the Restaurant; and

(q) **In General**. Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to property and Manager's liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawful carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified.

In managing the business and affairs of the Company and exercising its powers, the Manager shall act (i) collectively through resolutions adopted at meetings and in written consents executed by the Manager in accordance with the TBOC and this Agreement, and (ii) through Officers to which authority and duties have been delegated pursuant to this Agreement.

**3.2.  Officers.**  The Manager may designate one or more individuals as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Manager.  Officers need not be Members, Managers, or residents of the State of Texas.  Any officer may be removed by the Manager at any time, with or without cause.  Each officer shall hold office until his or her successor shall be duly designated and shall qualify or until the earlier of the officer's death, resignation, or removal.  Any number of offices may be held by the same Person.

**3.3.  Other Agents.**  Unless authorized to do so by this Agreement or by the Manager, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

**3.4.  Limitations on Manager's Power.**  The Manager shall not have the authority, and each Manager covenants and agrees not to do, any of the following acts without the written authorization of Members holding a majority of the outstanding Units, voting together as a single class (or such greater percentage as is expressly required by this Agreement or by non-waivable provisions of applicable law):

(a) cause or permit the Company to engage in any activity that is not consistent with the purpose of the Company as set forth in Section 2.3 hereof;

(b) knowingly commit any act in contravention of the Certificate of Formation or this Agreement; or

(c) knowingly commit any act that would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement.

**3.5.** **_Liability for Certain Acts._** The Manager and all Covered Persons (defined below) shall perform its duties as Manager in good faith and to the best of its ability, in a manner the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Manager and all Covered Persons shall not have any personal liability for any obligation of the Company by reason of being or having been a Manager or Covered Person of the Company. The Manager does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. The Manager shall not be liable to the Company or to the Members for any loss or damage sustained by the Company or the Members, unless the loss or damage shall have been the result of gross negligence or willful misconduct and the Manager did not act in good faith and in what they believed to be the best interests of the Company. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

**3.6.** **_No Exclusive Duty to Company._** The Manager shall not be required to manage the Company as its sole and exclusive function and the Manager and the Members may have other business interests and may engage in other activities in addition to those relating to the Company.

**3.7.** **_Bank Accounts._** The Manager may from time to time open bank accounts in the name of the Company, and the designees of the Manager shall be the sole signatories thereon, unless the Manager determines otherwise.

**3.8.** **_Liability and Indemnity of Manager, Officers, Employees, and Other Agents._** The Company may, in the Manager's sole discretion to the maximum extent permitted under the TBOC, indemnify, hold harmless, defend, pay, and reimburse the Manager and the Company's officers, employees, and other agents (each a "**Covered Person**") and make advances for expenses of such Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of: (a) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, in connection with the business of the Company; or (b) such Covered Person being or acting in connection with the business of the Company as a member, shareholder, manager, director, officer, employee, or agent of the Company, any Member, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee, or agent of any Person including the Company; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct[, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person. The Covered Person shall give prompt written notice to the Company of such claim, lawsuit, or proceeding, provided, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this section, unless the Company shall have been materially prejudiced thereby. The Company shall be entitled to participate in or assume the defense of any such claim, lawsuit, or proceeding of a Covered Person at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit, or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend, or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit, or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit, or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit, or proceeding without the consent of the Company. Notwithstanding anything to the contrary, the defense of a Covered Person under this section shall be at the Manager's sole discretion.

### 3.9.   *Removal and Resignation.*

(a) A Manager may resign at any time by giving written notice to the Company. The resignation of a Manager shall take effect upon receipt of notice thereof or at such other time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) The Manager may be removed by the prior vote or written approval of Members holding a majority of the outstanding Common Units upon the occurrence of any "For Cause" event by the Manager. For purposes of this Section 3.9(b), the term "for Cause" shall mean actual fraud, embezzlement, or other illegal misconduct that materially adversely affects the financial performance or could materially adversely affect future financial performance of the Company.

**3.10.    Vacancies.**  Any vacancy caused by the resignation or removal of the Manager in compliance with Section 3.9 may be filled the affirmative vote of Members holding a majority of the outstanding Common Units, voting together as a single class.  In the event any person entitled to designate a Manager pursuant to this Agreement chooses not to designate any Manager, such position shall remain vacant.  A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and shall qualify or until his earlier death, resignation or removal.

**3.11.    *Right of Third Parties to Rely on Manager.***  Any person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by a Manager as to:

(a)    the identity of the Manager or the Members;

(b)    the existence or nonexistence of any fact or facts that constitute a condition precedent to acts by a Manager or which are in any other manner germane to the affairs of the Company;

(c)    the Persons who are authorized to execute and deliver any instrument or document of the Company; or

(d)    any act or failure to act by the Company or any other matter whatsoever involving the Company or the Members.

**3.12.    *Reimbursement of Expenses.***  The Manager shall be entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid by such Manager on behalf of the Company, including, without limitation, any expenses incurred in the organization of the Company.

**3.13.    *Manager Compensation.***   Except as otherwise provided in this Agreement, Manager shall receive no compensation solely for acting as Manager under this Agreement; provided, however, that the foregoing shall not limit the right of a Person acting as a Manager to receive compensation pursuant to any other agreement or arrangement with the Company.  The Members are not entitled to compensation for acting for the Company, other than with respect to any entitlement of the Members in winding up the affairs of the Company.

**3.14    *Transactions with Related Parties***. Subject to any other applicable provisions of this Agreement, the Manager shall have the authority to enter any transaction on behalf of the Company on terms which are fair to the Company despite the fact that another party to the transaction may be (1) a trust of which a Manager is a trustee or beneficiary, (2) a business controlled by the Manager or a business of which the Manager is also a director, manager, officer or employee, (3) the Manager, or (4) any relative of the Manager or officer; provided in each such case that the terms of the transaction are no less favorable than those the Company could obtain from unrelated parties. Notwithstanding anything to the contrary, the Members acknowledge and approve the proposed transactions described on Exhibit C.

## ARTICLE IV

### CAPITAL ACCOUNTS, CAPITAL CONTRIBUTIONS, AND INTERESTS

**4.1.** **Capital Accounts.** The Company shall maintain a Capital Account for each Member, the initial balance of each of which shall be zero. The Capital Account of each Member shall be increased by (a) the amount of the Capital Contributions actually contributed to the Company by such Member; and (b) any share of Company profit, gain, or income allocated to that Member pursuant to the provisions of Article V. Each Member's Capital Account shall be decreased by (x) all deductions and losses allocated to that Member pursuant to the provisions of Article V; and (y) the amount of cash and the fair market value of any property actually distributed to that Member. The foregoing provision and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code, and shall be interpreted and applied in a manner consistent with such regulations.

**4.2.** **Initial Capital Contributions.** Each Member owning Units has made the Capital Contribution giving rise to such Member's initial Capital Account, and is deemed to own the resulting number and class of Units. The Company shall keep records of the number and class of Units for each Member. The Members shall not be entitled or obligated to make any further or additional Capital Contributions, unless a Member has agreed to make an additional Capital Contribution in accordance with Section 4.3.

**4.3.** **Additional Capital Contributions.** If the Company requires additional capital in the Manager's sole discretion, the Company shall have the right, without the vote or consent of the Members, to raise additional capital by accepting Capital Contributions and establishing additional Interests and the rights, priorities, and preferences to be associated with such additional Capital Contributions.

**4.4.** **Admission of Additional Members.** If additional capital is required in accordance with Section 4.3, the Company shall have the right, without the vote or consent of the Members, to (a) admit one or more additional Members to the Company with such Interests and class designation, if any, as the Manager, in its sole discretion, shall determine; (b) authorize the Company to accept Capital Contributions from the additional Members; and (c) authorize the Company to issue Interests to such additional Members with such rights, priorities, and preferences as the Manager, in its sole discretion, shall determine, even if such rights, priorities and preferences are more beneficial than the rights, priorities and preferences of the Series A Units. Following the admission of one or more additional Members, Exhibit A shall be amended to reflect the additional Members, and, if applicable, the resulting Sharing Ratios of all of the Members.

# ARTICLE V

## ALLOCATIONS AND DISTRIBUTIONS

**5.1.** ***Allocation of Profits and Losses.*** The Company's Profits and Losses and related items of income, gains, losses, and deductions will be allocated to the Members in a manner determined by the Manager in its sole discretion and in accordance with the Internal Revenue Code, including Treasury Regulation sections 1.704-1(b) or 1.704-2 (the "Allocation Regulations").

**5.2** ***Tax Allocations.*** For federal income tax purposes, each of the Company's taxable income or loss items will be allocated in the same manner as the corresponding item of Profit or Loss is allocated under Section 5.1.

**5.3.** ***Distributions.***

(a) <u>Tax Distributions</u>. The Manager shall have the right, but not the obligation to make quarterly tax distributions to the Members in the amount of the Members cumulative tax liability.

(b) <u>Interim Distributions</u>. Any distributions of net cash flow ("*Distributions*") in excess of tax distributions (if any) shall be made in the Manager's sole discretion and in the following order of priority:

(i) Prior to the Payout, Distributions shall be made pro rata to the Members in accordance with the Pre-Payout Sharing Ratio; and

(ii) After the Payout, Distributions shall be made pro rata to the Members in accordance with the Post-Payout Sharing Ratio.

# ARTICLE VI

## FISCAL MATTERS; BOOKS AND RECORDS

**6.1.** ***Fiscal Year.*** The fiscal year of the Company shall be determined by the Manager.

**6.2.** ***Books and Records.*** The Company shall maintain a complete and accurate set of books, records, and supporting documents of the Company in accordance with generally accepted accounting principles applied on a consistent basis (unless required otherwise by any governmental or regulatory agency having jurisdiction over the Company). The books, records, and supporting documents and all other financial records of the Company shall be kept at the principal place of business of the Company. The Members shall not have access to such books and records except to the extent the Company is required by applicable law, and even if required by law the Company may place restrictions on such request to the fullest extent allowable by law, including, but not limited to, (i) no individual Member having a percentage of the Post-Payout Sharing Ratio less than 5% will have any rights to request information, (ii) requiring that any inspection take place at the Company's principal place of business, and (iii) charging a reasonable fee to cover the

Company's administrative burden for making such information available to the requesting Member.

**6.3.    Tax Returns; Tax Matters Partner.**    The Manager shall cause the Company promptly to file all tax and information returns required of the Company and to cause to be delivered to each Member (a) subject to reasonable delays, annually by March 15 of each year a report containing such information as may be reasonably needed to enable the Member to prepare and file the Member's federal income tax return; and (b) such other reports and financial information as the Manager shall determine from time to time.  The Members hereby appoint the Manager as the "partnership representative" as provided in Code Section 6223(a) (the "*Tax Matters Representative*"). The Tax Matters Representative may be removed at any time by the Manager. If Manager ceases to be the Tax Matters Representative for any reason, the Common Units holders shall appoint a new Tax Matters Representative.

**6.4.    Company Tax Returns.**    Any provision of this Agreement to the contrary notwithstanding, for United States Federal Income Tax purposes, the Members hereby recognize that the Company shall be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code, *provided, however*, that the filing of U.S. Company Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

## ARTICLE VII

### RIGHTS, POWERS, AND OBLIGATIONS OF MEMBERS

**7.1.    Authority; Liability to Third Parties.**    No Member (other than a Manager or an officer of the Company) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.  No Member (including any Member who is a Manager) shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

**7.2.    Transfers of Interests.**  No Member shall (i) make or suffer any Transfer any of its Units, or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Manager, which consent may be withheld in the sole and absolute discretion of the Manager, for any reason or no reason at all. In the event a Member requests consent to Transfer any of their Interests, whether to a third party or by operation of law (including but not limited to transfers to heirs, successors, or assigns upon death or incapacity), the Company shall have a right of first refusal to purchase such Interests. Further, any Transfer will be subject to the restrictions under 17 C.F.R. § 227.501(a). The transferring Member, or their representative, must provide written notice to the Manager of the requested Transfer, including all relevant terms or identifying information of the transferee, as applicable. The Company shall have thirty (30) days from receipt of such notice to (i) approve of such Transfer, (ii) deny such Transfer, or (iii) elect to purchase the Interests on the same terms or at fair market value, as determined in good faith by the Manager if no terms are specified; provided that if the Company does not respond within such 30-day period, the Company will be deemed to have denied such Transfer.

**7.3.** **_Effect of Transfer of Interest._** Any Transfer of an Interest pursuant to this Agreement as permitted by the Manager does not entitle the transferee to become, or to exercise rights or powers of, a Member. Even if consented to by the Manager, a Transfer only entitles the transferee to receive cash distributions and allocations of Company profits and losses to the extent of the Interest transferred. Until the transferee is admitted as a Member pursuant to Section 7.4, the transferor Member shall continue to be a Member and to be entitled to exercise any rights or powers of a Member with respect to the Interest transferred.

**7.4.** **_Admission of Transferee as Member._** A transferee of a Member's Interest desiring to be admitted as a Member must execute a counterpart of, or an agreement adopting, this Agreement. Upon admission of the transferee as a Member, the transferee shall have, to the extent of the Interest transferred, the rights and powers and shall be subject to the restrictions and liabilities of a Member under this Agreement, the Certificate of Formation, and the TBOC. The transferee shall also be liable, to the extent of the Interest transferred, for the unfulfilled obligations, if any, of the transferor Member to make Capital Contributions, but shall not be obligated for liabilities unknown to the transferee at the time he/she was admitted as a Member and that could not be ascertained from this Agreement. Whether or not the transferee of an Interest becomes a Member, the transferor Member is not released from any liability to the Company under this Agreement, the Certificate of Formation, or the TBOC.

**7.5.** **_Drag-Along Rights._**

(a)  **Participation**. In the event that Members holding at least a majority of the outstanding Common Units (the "_Majority Sellers_") accept a bona fide written proposal from a Person who is not an Affiliate, negotiated at arm's length, for the purchase of all of the Company (a "_Change of Control Proposal_"), and the Change of Control Proposal has been approved by the Manager, then each remaining Member (the "_Drag-Along Members_") shall be obligated to sell to the proposed purchaser, pursuant to the terms of the Change of Control Proposal, all of such Drag-Along Member's Interests pursuant to the terms of the Change of Control Proposal. So long as such sale is conducted in compliance with this Section, each Member waives any right such Member may have under the TBOC or otherwise to appraisal of such Member's Interests and agrees to vote in favor of, or otherwise consent to, such sale.

(b)  **Necessary Actions.** Each Drag-Along Member shall take all actions necessary to consummate the Drag-Along Sale, including execute any applicable purchase agreements and provide the same representations, warranties, and indemnities as the Majority Sellers.

(c)  **Consideration.** Each Drag-Along Member shall receive the same amount of consideration (pro-rata in accordance with how Distributions are made pursuant to this Agreement) per Unit as the Majority Sellers, except that the form of consideration may differ.

(d)  **Expenses.** Any fees or expenses incurred by the Majority Sellers in connection with the Drag-Along Sale that benefit all Members shall be shared by all Members on a pro rata basis based on the consideration received by each, provided that no Drag-Along Member shall be required to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

(e)     **Structure.** The Drag-Along Sale may be structured as a sale of assets, merger, consolidation, recapitalization, or other forms of transactions, at the discretion of the Majority Sellers.

**7.6.     Other Business.**  The Members may engage in or possess interests in other business ventures (unconnected with the Company) of every kind and description, independently or with others, including businesses competitive with that of the Company.  Neither the Company nor the other Members shall have any rights in or to such independent ventures or the income or profits therefrom.

**7.7.     Information Rights.** To the extent, if at all, any Series A Member would be entitled to Company information pursuant to the TBOC, the Series A Members hereby unconditionally and irrevocably waive such rights, whether such rights would be exercised directly or indirectly pursuant to the TBOC.

**7.8.     Limitation on Participation in Management.** No Member, as such, shall take any part in the management and control of the business of the Company nor shall any Member, by reason of its status as a Member, have any right, authority, or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

**7.9.     Member Call Options.**

(a)     **UNCO's Right to Purchase**. Unco RE Holdings, LLC ("*Unco*"), which owns 100% of the Common Units, shall have the option and right (the "*Call Right*"), but not the obligation, prior to or upon the occurrence of an Equity Financing, to cause the other Members (collectively, the "*Call Seller*") to sell all of the Call Seller's Units (the "*Call Interest*") the Call Interest to UNCO, at UNCO's discretion in accordance with this Section 7.9. "*Equity Financing*" means (i) a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the UNCO, UNCO's parent company, or its transferee in connection with the Equity Financing (the "*Parent Company*") issues and sells equity in the Parent Company at a fixed valuation for a sale price of not less than Five Million Dollars ($5,000,000.00) in consideration for such equity stake or (ii) any underwritten public offering of the Parent Company pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended.

(b)     **Fair Market Value.** In connection with a transaction described in Section 7.9(a), the Call Interest shall be valued at the "*Fair Market Value*," which means the multiple of TTM EBITDA in connection with any transaction or series of transactions in which UNCO is selling one or more additional HG Sply Co. restaurants, provided that such multiple shall not exceed 4x TTM EBITDA. "*TTM EBITDA*" means the earnings of the Company from operations of the Restaurant before (i) interest expense, (ii) tax expense, (iii) depreciation expense, and (iv) amortization expense for the twelve (12) calendar month period immediately preceding the date of calculation of such earnings, after the Manager takes into account estimated market rent that the Restaurant will pay to lease the real property and improvements upon which the Restaurant operates after the closing of the Equity Financing as determined by the Manager in its discretion. The Members' interest in the real estate owned by the Company will be excluded from the Call Right; provided nothing herein shall limited the Manager's right to sell the real estate without Member consent.

(c)     **Cooperation**. The Call Seller shall take all actions as may be reasonably necessary to consummate the sale contemplated by the Call Right, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate to consummate the sale and/or Equity Financing.

# ARTICLE VIII

## MEETINGS OF MEMBERS

**8.1.     *Place of Meetings.*** All meetings of Members shall be held at the registered office of the Company or at such other place within or without the State of Texas, as may be designated by the Manager or Members calling the meeting.

**8.2.     *Right to Call Meetings.*** Meetings of the Members may be called by the Manager or by Members holding 51% or more of the outstanding Common Units, for the purpose of addressing any matter upon which the Members may vote under this Agreement. Common Members may call a meeting by delivering to the Manager one or more written requests signed by Common Members holding the requisite Interests, stating that the signing Common Members wish to call a meeting and indicating the specific purpose or purposes for which the meeting is to be held. Action at the meeting shall be limited to those matters specified in the call of the meeting.

**8.3.     *Notice.*** A notice of any meeting, stating the place, day, hour, and purpose or purposes for which the meeting is called, shall be delivered not less than two nor more than thirty days before the meeting to each Member entitled to vote. Email notice to the last address on file shall be sufficient.

**8.4.     *Waiver of Notice.*** Attendance of a Member at a meeting shall constitute a waiver of notice of the meeting, except where such Member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Notice of a meeting may also be waived in writing. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting but not so included, if the objection is expressly made at the meeting.

**8.5.     *Quorum.*** Members holding a majority of the outstanding Common Units shall constitute a quorum at any meeting of the Members, whether present in person or by proxy.

**8.6.     *Voting.***

(a)     All Members present shall be entitled to vote at meetings. Members may vote either in person or by proxy at any meeting. Each Common Unit shall have one vote. Series A Units are non-voting Interests.

(b)     Except as otherwise set forth herein, with respect to any matter other than a matter for which the affirmative vote of Members owning a specified portion or class of the Interests is required by the TBOC, the Certificate of Formation, or this Agreement, the affirmative vote of Members holding a majority of the outstanding Common Units present in person or by proxy at a meeting at which a quorum is present shall be the act of the Members.

(c)     No provision of this Agreement requiring that any action be taken only upon approval of Members holding a specified percentage of outstanding Common Units may be modified, amended or repealed unless such modification, amendment or repeal is approved by Members holding at least such percentage of outstanding Common Units.

**8.7.    *Action by Written Consent.*** Any action that may be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by Members holding the requisite percentage of outstanding Units required to approve such action under the TBOC, the Certificate of Formation, or this Agreement. Such consent shall have the same force and effect as a vote of the signing Members at a meeting duly called and held pursuant to this Article VIII. No prior notice from the signing Members to the Manager or other Members shall be required in connection with the use of a written consent pursuant to this Section. Notice of any action taken by means of a written consent of Members shall, however, be sent within a reasonable time after the date of the consent by the Company to all Members who did not sign the written consent.

## ARTICLE IX

## TERMINATION AND DISSOLUTION

**9.1.    *Causes of Dissolution.*** The Company shall be terminated and dissolved upon the occurrence of any of the following events:

(a)     the receipt by the Company of notice of a unanimous vote of the Common Members that the Company should be dissolved;

(b)     the adjudication of a bankruptcy (other than a plan of reorganization) of the Company, or an involuntary assignment by the Company for the benefit of creditors;

(c)     at the election of the Manager;

(d)     upon the disposition and sale of all or substantially all of the assets of the Company; or

(e)     upon the occurrence of any event under the TBOC that causes the dissolution of a limited liability company in the State of Texas.

**9.2.    *Bankruptcy of Member.*** The insolvency, dissolution, or bankruptcy of any Member shall not terminate or effect a dissolution of the Company.

**9.3.** **Liquidation.** Upon termination or dissolution of the Company for any reason, the Company shall engage in no further business other than such business as may be necessary to wind up its affairs and to distribute its assets. Such liquidation shall be handled by the Manager as *Liquidating Trustee* (so called herein), or, if the Manager is not available to serve as Liquidating Trustee, then two Liquidating Trustees shall be elected by Members holding a majority of the outstanding Common Units. Liquidating Trustees may be Members and/or qualified outsiders.

**9.4.** **Distributions Upon Dissolution.** Upon the dissolution of the Company, the Liquidating Trustee shall immediately proceed to terminate the business of the Company. The Liquidating Trustee shall proceed to sell the Company Property at such prices and on such terms as the Liquidating Trustee, in the exercise of its best business judgment under the circumstances then presented, deems in the best interest of the Members. If any Company Property is not sold but instead is to be distributed to the Members in kind, unrealized gain or loss shall be determined as if such Company Property had been sold or otherwise disposed of at fair market value. Such gains or losses shall be allocated and credited or charged, as the case may be, to the Capital Accounts of the Members in the manner provided in Article V hereof. Any such Company Property to be distributed to the Members in kind and any cash or liquid assets of the Company, and the proceeds of Company receivables as received by the Company or the Liquidating Trustee from time to time, shall be distributed as follows:

(a) All of the debts and liabilities of the Company and the expenses of its termination, the settlement of its affairs, and the disposition and distribution of its assets shall be paid or provided for to the satisfaction of the holders of such indebtedness; and

(b) Any surplus remaining shall be distributed to the Members in accordance with Section 5.3(b).

**9.5.** **Timing of Liquidating Distributions.** In accordance with applicable provisions of the Code, liquidating Distributions shall be made by the later to occur of:

(a) the end of the Company's taxable year during which liquidation occurs; or

(b) within 90 days after the date of such liquidation.

Distributions pursuant to this Article IX may be distributed to a liquidating trust established for the benefit of the Members for the purpose of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities of the Company. The assets of any such trust shall be distributed to the Members from time to time in accordance with a schedule determined jointly by the Members, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

# ARTICLE X

## LIMITED POWER OF ATTORNEY FOR COMPANY PURPOSES

**10.1.    *Limited Power of Attorney for Company Purposes.*** Each Member, by execution of this Agreement or a counterpart hereof, irrevocably constitutes and appoints the Manager, with full power of substitution, its agent and attorney-in-fact in its name, place, and stead for the limited purposes of making, executing, swearing to, verifying, acknowledging, amending, filing, recording, delivering, and publishing (a) any documents necessary to effect any transfer of an Interest and Capital Account to the Company as provided in Article VII and to make, execute, sign, acknowledge, deliver, and file any assignments, deeds, conveyances, documents, or other instruments deemed necessary or appropriate by the Manager to effect such a transfer; (b) any certificate or amendment to any certificate required to be filed on behalf of the Company pursuant to the TBOC; (c) a counterpart of any amendment and/or restatement to this Agreement for the purpose amending and/or restating this Agreement to reflect a change authorized by the Manager; (d) a counterpart of this Agreement or any amendment hereto for the purpose of filing or recording such counterpart in any jurisdiction in which the Company may own property or transact business; (e) all certificates and other instruments necessary to continue the Company as a limited liability company in the jurisdictions where the Company may own property or transact business; (f) any fictitious or assumed name certificate required or permitted to be filed by or on behalf of the Company; (g) any other instrument that is now or may hereafter be required by law to be filed on behalf of the Company that does not increase the obligations of the Members; (h) an authorized certificate or other instrument inducing the dissolution or termination of the Company, when such shall be appropriate, in each jurisdiction in which the Company shall own property or transact business; and (i) any other certificates or instruments necessary, advisable, or appropriate to conduct the business and affairs of the Company that do not increase the obligations of the Members. The existence of such power of attorney will not preclude execution of any such instrument by a Member individually with respect to any such matter. The power of attorney granted by this Section 10.1 is irrevocable and will survive the assignment or transfer by a Member of all or any part of its interest in the Company and, being coupled with an interest, shall survive the incapacity or other legal disability of such Member. Any person dealing with the Company may, without further inquiry, conclusively presume and rely upon the fact that any certificate or instrument encompassed by this Section 10.1 and executed by such agent and attorney-in-fact is authorized, valid, and binding.

**10.2.    *Amendment of Certificate of Formation and Agreement.*** The Manager may amend, restate and/or modify this Agreement to (i) reflect any actions to be taken, or decisions to be made, by the Manager within the scope of the Manager's authority under this Agreement (subject only to Section 3.4), or (ii) reflect non-material updates, to be memorialized by an instrument executed solely by the Manager. Any such written amendment or modification will be binding upon the Company and each Member.

# ARTICLE XI

## MEMBER REPRESENTATIONS AND WARRANTIES

**11.1** Each of the Members, by execution of this Agreement, hereby severally represents and warrants to and covenants with the Company and the other Members as follows:

(a) **Organization and Good Standing.** Such Member, if it is a corporation, limited partnership, trust, or other entity, is duly organized or formed, validly existing, and (if applicable) in good standing under the law of the state of its incorporation, formation, or organization, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed in that jurisdiction).

(b) **Authority; No Conflict.** Such Member has the right, power, legal capacity, and authority to execute and deliver this Agreement and to consummate any transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Member, and constitute the valid, legal, and binding agreement of such Member. The individual or individuals executing this Agreement, and any and all documents contemplated herein, on behalf of such Member has or have the legal power, right, and actual authority to bind such Member to the terms and conditions in this Agreement and in those documents. No authorization, consent or approval of, notice to, or filing with, any other person, entity, or governmental authority, is required for the execution, delivery, and performance by such Member of this Agreement. Neither the execution, delivery, or performance by such Member of this Agreement, nor compliance of the terms and provisions of this Agreement, conflicts or will conflict with, or will result in, a breach or violation of any of the terms, conditions, or provisions of any law, governmental rule or regulation, or any other agreement of such Member, or any order, writ, injunction, or decree of any court or governmental authority against such Member, or by which it or any of its properties is bound, or any indenture, mortgage, contract or other agreement or instrument to which such Member is a party or by which it or any of its properties is bound, or constitutes or will constitute a default thereunder or will result in the imposition of any lien upon any of its properties. No further approval of any person or entity is required for the execution and delivery of this Agreement, by such Member or the consummation of any of the transactions contemplated by this Agreement.

(c) **No Distribution.** Such Member, and each assignee or transferee of such Member by acceptance of the rights and interests of its assignor or transferor in the Company, represents and warrants to and covenants and agrees with the Company and the other Members, with the intent that the same be relied upon in determining suitability as a Member in the Company, that such Member's interest has been acquired under this Agreement for such Member's own account, for investment, and not with a view to or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such interest, and that such person will not sell or assign any interest in the Company without having first complied with all provisions of this Agreement regarding transfer and without having first delivered to the Manager and the Company an opinion of counsel satisfactory to the Manager that such sale or assignment does not violate the Securities Act of 1933, as amended, or the registration or qualification provisions of any other securities law, state or federal, applicable thereto or any of the other provisions of this Agreement.

(d)     **Sophisticated Investor.** Such Member, or representative therefor, has such knowledge and experience in financial and business matters, including the investing in or dealing with businesses and activities similar to those of the Company, that such Member is capable of evaluating the merits and risks of an investment in the Company. Such Member is able to bear the economic risk of an investment in the Company, including the risk of holding indefinitely any Membership Interest acquired by such person. Such Member has made other speculative investments and has the capacity to evaluate the risks and merits of this investment and to make an informed investment decision.

(e)     **High Risk Venture.** Such Member understands that the Company has no financial or operating history and that there are very high risks incident to the ownership of an interest in the Company. Such Member has carefully reviewed and understands the high degree of risk and speculative nature of, and other considerations relating to, a purchase of a Membership Interest in the Company, including the tax risks.

(f)     **Substantial Transfer Restrictions.** Such Member understands that an investment in the Company is not a liquid investment. In particular, such Member recognizes that:

(i)     Such Member must bear the economic risk of investment in the Company for an indefinite period of time;

(ii)     There is no established market for an investment in the Company and that it is not anticipated that any public market for such investment will develop in the near future;

(iii)     The right to transfer an interest in the Company is restricted, as described in this Agreement; and

(iv)     The tax effects which may be expected from investment in a Membership Interest in the Partnership are not susceptible to firm prediction, and new developments and rulings of the Internal Revenue Service, audit adjustments, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences expected by the Company.

(g)     **No Representations.** Such Member represents that none of the following have been represented, guaranteed or warranted to such Member by any broker, the Manager, its agents or employees, or any other person, expressly or by implication:

(i)     The length of time that such Member will be required to remain as the owner of an interest in the Company; or

(ii)     THE PERCENTAGE PROFIT AND/OR AMOUNT OR TYPE OF CONSIDERATION, PROFIT OR LOSS (INCLUDING TAX WRITE-OFFS AND/OR TAX BENEFITS) TO BE REALIZED, IF ANY, AS A RESULT OF AN INVESTMENT IN THE PARTNERSHIP; or

(iii)     That the past performance or experience on the part of the Manager, any affiliate of the Company, or any officer, director or affiliate, any securities broker or finder, their salesmen, associates, agents, or employees or any other person, will in any way indicate the predictable results of the ownership of an interest in the Company.

(h)     **No Reliance; Full Access.** Such Member has relied on its own professional advisors for legal, tax, and investment advice in evaluating an investment in the Company, and has not relied on another Member or the Manager for such advice.

(i)     **Illiquidity.** Such Member has adequate means of providing for current needs and all possible personal contingencies and has no need for liquidity in an investment in the Company. Such Member could afford to sustain a loss of the entire investment in the Company if such loss should occur.

(j)     **Due Diligence Inspection.** Such Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; such Member has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of its Units as such Member has desired to ask and conduct, and all such questions have been answered to its full satisfaction.

(k)     **TABC.** Each Series A Member hereby represents and warrants that their status as a Member of the Company will not result in a violation of the "tied house" rules as set forth in Chapter 102 of the Texas Alcoholic Beverage Code. Each Series A Member further agrees to provide any documentation or information requested by the Manager or the Texas Alcoholic Beverage Commission to confirm compliance with these rules, including but not limited to information regarding ownership or management interests in entities operating in the manufacturing, wholesaling, or retailing tiers of the alcoholic beverage industry.

## ARTICLE XII

### MISCELLANEOUS PROVISIONS

**12.1. Company Property.** Company Property shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company Property or any portion thereof. Title to any or all Company Property may be held in the name of the Company or one or more nominees, as the Manager may determine. All Company Property shall be recorded as the property of the Company on its books and records, regardless of the name in which legal title to such Company Property is held.

**12.2. Notices.** All notices and communications required or permitted to be given under the terms of this Agreement shall be in writing and shall be delivered to the person to whom they are addressed by Email, United States certified or registered mail, postage prepaid, or by hand delivery, in a sealed wrapper, and addressed to the intended recipient at the addresses set forth in the Company's records. Any Member may change its address by giving written notice of such change in accordance with this Section 12.2 to the Company, stating the old address and the new address. Such change in address shall be effective 10 calendar days after the giving of such notice. Any notice required or permitted under this Agreement shall be deemed given and received when so hand delivered or on the date of the first attempted delivery of the certified or registered item (unless such date is a Saturday, Sunday, or legal holiday, in which event such notice shall be deemed given on the first regular business day thereafter).

**12.3. Parties Bound.** This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns.

**12.4. APPLICABLE LAW; VENUE.** THE AGREEMENT IS ENTERED INTO IN, IS INTENDED TO BE PERFORMED IN, AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OR CHOICE OF LAWS RULES THEREOF OR OF ANY STATE. VENUE FOR THE PURPOSES OF ENFORCING ANY PROVISIONS OF THIS AGREEMENT SHALL BE IN DALLAS COUNTY, TEXAS.

**12.5. Severability.** This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules, and regulations. If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason or to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law or equity.

**12.6. Other Instruments.** The Members hereby covenant and agree to execute (and, if required by law or requested by any party hereto, verify, swear to, and/or acknowledge) such other and further instruments, documents and other writings as are or may be or become necessary or advisable to effectuate and carry out the Company created by this Agreement, as amended from time to time.

**12.7. *Multiple Counterparts.*** This Agreement may be executed in a number of counterparts with each counterpart executed by one or more Members. If so executed, each of such counterparts is to be deemed an original for all purposes, and all such counterparts shall, collectively, constitute one Agreement; but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

**12.8. *Captions.*** The captions, headings, and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify, or modify the terms and provisions hereof.

**12.9. *Number and Gender of Words.*** Whenever the singular number is used herein, the same shall include the plural where appropriate, and the plural shall include the singular where appropriate, and words of any gender shall include each gender where appropriate.

**12.10. *Entire Agreement.*** This Agreement supersedes and replaces all prior discussions and agreements, oral and/or written, between the parties hereto with respect to the Company and all other matters contained herein, and constitutes the sole and entire agreement of the parties hereto with respect to the Company and all other matters set forth herein.

**12.11. *Joinder.*** The spouses of the Members join in the execution and delivery of this Agreement for the express purpose of binding their community property interests, if any, in the Members' Interests.

**[Signature Pages Follow]**

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement as of the Effective Date.

THE COMPANY:

**EIGHTYTWENTY REAL ESTATE HOLDINGS, LLC**

BY:        UNCO GP, LLC, its Manager

By: _____
Elias Pope, Manager

By: _____
Sameer Patel, Manager

COMMON MEMBER:

**UNCO RE HOLDINGS, LLC**

BY:        UNCO GP, LLC, its Manager

By: _____
Elias Pope, Manager

By: _____
Sameer Patel, Manager

SERIES A MEMBERS:

[Signature Pages Attached]

# EXHIBIT A

## MEMBERS; UNITS; SHARING RATIOS

| Members | Type of Units | Number of Units | Pre-Payout Sharing Ratio* | Post-Payout Sharing Ratio* |
|---|---|---|---|---|
| Common Member | Common Units | 2,000,000 | [____]% | [____]% |
| Series A Members (aggregate) | Series A Units | [_____] | [____]% | [____]% |
| **TOTAL:** | | [_____] | **100%** | **100%** |

*This Exhibit A will be updated following the closing of the Offering to reflect the number of Series A Units issued pursuant to the Offering.

The Pre-Payout Sharing Ratio will be calculated as follows:

**Series A Members (in the aggregate)**: A percentage equal to the total number of Series A Units issued and outstanding divided by 4,000,000. Distributions according to this percentage are then allocated pro rata among the Series A Members based on the Series A Sharing Ratio.

**Common Member**: A percentage equal to 1 minus (the product of the total number of Series A Units issued and outstanding divided by 4,000,000).

The Post-Payout Sharing Ratio will be calculated as follows:

**Series A Members (in the aggregate)**: A percentage equal to the total number of Series A Units issued and outstanding divided by 4,000,000 then multiplied by 40%. Distributions according to this percentage are then allocated pro rata among the Series A Members based on the Series A Sharing Ratio.

**Common Member**: A percentage equal to 1 minus (the product of the total number of Series A Units issued and outstanding divided by 4,000,000 multiplied by 40%).

**SERIES A MEMBER SIGNATURE PAGE**
*to the*
**AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY AGREEMENT**
*of*

# EIGHTYTWENTY REAL ESTATE HOLDINGS, LLC

The undersigned executes this Signature Page to the Amended and Restated Limited Liability Company Agreement (the "*LLC Agreement*") of EightyTwenty Real Estate Holdings, LLC, a Texas limited liability company (the "*Company*"), intending be admitted to the Company as a Series A Member and to be bound by all of the terms and conditions of the LLC Agreement, as may be amended from time to time by the Manager pursuant to the terms of the LLC Agreement.

**INDIVIDUALS:**

Dated: _____, 2025

_____
Signature

_____
Printed or Typed Name

_____
[1]Signature of Spouse

_____
Printed or Typed Name

**ENTITIES:**

_____
Name of Entity

_____
Signature

_____
Printed or Typed Name

_____
Title

---

[1]    Signature of spouse required only if subscriber or spouse is currently residing in one of the following states:  Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, or Wisconsin.

# EXHIBIT C

## Proposed Related Party Transactions

1.  Company will enter into an Administrative Services Agreement with UNCO Management, LLC (an entity controlled by the Manager) pursuant to which the UNCO Management, LLC will provide managerial services to Company. In consideration for the services, Company will pay a fee equal to 5% of its total revenue, payable every four weeks for the preceding four weeks in arrears.
2.  Company has the right to utilize the "HG Sply Co." trademark (and related intellectual property) pursuant to an IP License Agreement from UNCO HG IP, LLC (an entity controlled by the Manager). The consideration for such license will be 1% of total revenue, payable every four weeks for the preceding four weeks in arrears.
3.  Alta BPO, LLC (an entity controlled by the Manager) will provide bookkeeping services to Company for a fee at arms-length terms, but not to exceed 1% of annual revenue.
4.  Company will enter into Development Services Agreement with UNCO Management, LLC pursuant to which the UNCO Management, LLC will provide development and construction oversight services to Company. In consideration for the services, Company will pay a fee equal to $250,000.